UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 20, 2020 announcing Turkcell’s Fourth Quarter and Full Year 2019 results and Q4 2019 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FOURTH QUARTER AND FULL YEAR

2019 RESULTS

“VALUE FOCUS

DRIVES PROFITABLE GROWTH”

Fourth Quarter and Full Year 2019 Results

Contents

HIGHLIGHTS
COMMENTS BY MURAT ERKAN, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	11

TURKCELL INTERNATIONAL
lifecell	12
BeST	13
Kuzey Kıbrıs Turkcell	13
FINTUR	14
TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

Appendix A – Tables	17

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o	“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues, energy business revenues and inter-business eliminations. Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş., our subsidiary responsible for payment services, was previously reported under Turkcell Turkey but with effect from the first quarter of 2019 is now included in “Other Subsidiaries”. We made this change due to the fact that its non-group revenues, which are not telco related, and consumer finance business related revenues now comprise the majority of its total revenues. All figures presented in this document for prior periods have been restated to reflect this change.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for December 31, 2019 refer to the same item as at December 31, 2018. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2019, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the fourth quarter and for the full year of 2018 and 2019 is based on IFRS figures in TRY terms unless otherwise stated.

•	In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. On December 12, 2018, Turkcell signed a binding agreement and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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Fourth Quarter and Full Year 2019 Results

FINANCIAL HIGHLIGHTS

TRY million	Q418	Q419	y/y%	FY18	FY19	y/y%
Revenue	5,626	6,684	18.8%	21,292	25,137	18.1%
EBITDA[1]	2,239	2,754	23.0%	8,788	10,426	18.6%
EBITDA Margin (%)	39.8%	41.2%	1.4pp	41.3%	41.5%	0.2pp
EBIT[2]	952	1,349	41.7%	4,500	5,380	19.6%
EBIT Margin (%)	16.9%	20.2%	3.3pp	21.1%	21.4%	0.3pp
Net Income	864	756	(12.5%)	2,021	3,246	60.6%

FULL YEAR HIGHLIGHTS

•	Solid financial performance:
o	Revenues up 18% on the back of the strong ARPU performance of Turkcell Turkey
o	EBITDA up 19% leading to an EBITDA margin of 41.5%; EBIT up 20% resulting in an EBIT margin of 21.4%
o	Record high net income on 61% growth driven by solid operational performance, prudent financial risk management and Fintur sale
o	TRY1.01 billion dividends distributed
o	Leverage at 1.0x on 0.4x year-on-year improvement
•	Operational momentum continued:
o	Mobile postpaid subscriber net additions of 1.5 million in 2019, the highest print of the past decade
o	Superbox[3] subscribers at 323 thousand, on 290 thousand annual net additions
•	Strong free cash flow[4] generation of TRY2.4 billion; this rises to TRY4.6 billion including Fintur sale proceeds
•	2020 guidance[5]; revenue growth target of 13% - 16%, EBITDA margin target of 39% - 42%, EBIT margin target of 18% - 21% and operational capex over sales ratio[6] target of 16% - 18%

FOURTH QUARTER HIGHLIGHTS

•	Remarkable financial performance achieved:
o	Group revenues up 19% on record high Turkcell Turkey ARPU performance
o	EBITDA up 23% resulting in an EBITDA margin of 41.2%; EBIT up 42% leading to an EBIT margin of 20.2%
o	Group net income at TRY756 million including one-off negative impact of TRY199 million

•	Solid operational performance continued:
o	Record high quarterly mobile postpaid customer net additions of 984 thousand; 62% postpaid share
o	Record high mobile ARPU[7] and residential fiber ARPU growth of 22.7% and 21.0%, respectively
o	Average monthly data usage of 4.5G subscribers at 10.8 GB in Q419
o	Multiplay with TV subscriber ratio[8] at 53.3% on 4.7pp year-on-year rise

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Superbox subscribers are included in mobile subscribers.

(4) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid

(5) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2018 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(6) Excluding license fee

(7) Excluding M2M

(8) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users

For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2019 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

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Fourth Quarter and Full Year 2019 Results

COMMENTS BY MURAT ERKAN, CEO

As Turkcell Group, we end another year of delivering solutions that add value to our customers’ lives. This continues to support our vision of providing superior digital services for a better future. Thanks to our infrastructure investments that enable us to offer the latest technologies, we continued to play a leading role in the digital transformation of Turkey, and of other countries in which we operate. As 2019 was our 25th anniversary, it held special importance for us. In the quarter century behind us, we have achieved countless successes, while having pioneered numerous innovations. And in the upcoming period, we will continue our customer-oriented strategy with the responsibility that comes with these achievements, and that encourages us to achieve our goals.

We are the leader among integrated telecom sector players in Turkey.

2019 was a year of global uncertainties and cost increases due to trade wars and geopolitical tension, and yet one where a macroeconomic rebalancing occurred in our domestic market. The steps we took to strengthen the bond with our customers produced strong operational and financial results. Thanks to our actions in strategic focus areas determined by our customer orientation and effective balance sheet management, we achieved strong financial results and met our targets. In 2019, Turkcell Group consolidated revenues increased by 18.1% year-on-year, reaching TRY25.1 billion. Consolidated EBITDA1 rose by 18.6% to TRY10.4 billion and the EBITDA margin was at 41.5%. Our EBIT2 margin was 21.4%. Net income rose yearly by 61% to a record-high TRY3.2 billion. Our operational capital expenditures3 to sales ratio was 18%. With these results, we are proud to be the leader in Turkey in both total turnover and growth, as well as in net profit among integrated telecom sector players.

We increased the number of postpaid subscribers by a record level.

In 2019, where we comprehensively renewed our customer approach, we registered a net total of 1.5 million mobile postpaid subscriber additions, the highest level of the past decade. We have strengthened our customer base with this increase in the postpaid base that generates triple the ARPU of the prepaid subscriber base. Excluding the impact of mandatory line closings for all telecom operators, our total mobile subscriber base rose by 0.7 million this year. The analysis of big data and use of AI with our advanced analytical capabilities enable us to make the right offer to the right customer at the right time. In our telecom business, which we manage with a micro-segment approach, we can diversify our offers and extend dynamic pricing. Leveraging these capabilities, we registered record high mobile blended ARPU4 growth of 22.7% year-on-year in Q419, which is crucial for sustainable growth.

With the increased 4.5G user and smart phone penetration, and the use of our innovative digital services, average mobile data consumption continued its uptrend this year. Average mobile data usage was 9 GB in the fourth quarter up 53%, while the internet usage of our 4.5G subscribers reached 10.8 GB. Thanks to the increasing use of data and digital services, the preference of packages offering higher benefits and the rise in postpaid subscribers, we recorded nearly double the mobile ARPU growth of our competitors.

Our strong infrastructure underpins the unique services that meet the needs of our customers.

Thanks to our wide frequency bands and investments, we are among the few operators worldwide to provide the fastest 4.5G service with 1.2 Gbps speed. Superbox5, which offers fiber-speed home internet service over this robust mobile infrastructure, is among our stand-out innovative products of the year. Superbox, Turkey’s first and most wide-spread FWA product, has reached 323 thousand subscribers. This technology, set to become widespread with 5G networks worldwide, also confirmed the readiness of our strong infrastructure for the 5G era. Moreover, with our strong fiber infrastructure, we are one of the few operators worldwide to offer 10 Gbps speed. As of the end of 2019, our fiber subscribers had reached 1.5 million, while IPTV subscribers had reached approximately 720 thousand. In fiber residential ARPU, record growth of 21% in the last quarter resulted from our offers renewed at the start of the year plus the demand for packages offering more capacity, and the impact of rising IPTV users.

We generated 1 billion TL revenue from digital services on a stand-alone basis.

Our digital services, one of our strategic focus areas, allow us to provide solutions that enrich our customers’ lives. And while these services contribute to higher ARPU, they also strengthen customer loyalty.

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Fourth Quarter and Full Year 2019 Results

BiP, fizy, TV+, Dergilik and lifebox were the most preferred Turkcell applications this year. We have recently added an “emergency button” to our locally-developed communication and life platform BiP, which registers average daily traffic of 274 million messages. This function offers the ability to automatically send location and a message to predetermined contacts in an emergency. We began to use AI-enabled personalized content on our Dergilik, fizy and TV+ platforms, while also entering into advertising collaborations. Stand-alone digital service revenues that we aim to increase 2.5 times over the next 3 years scaled TRY1 billion in 2019.

We are the sole supplier for our corporate customers for end-to-end digital transformation.

We support the digital transformation of private sector and public institutions with our digital business solutions, another strategic focus area. Capable of providing tailor-made solutions, we offer services ranging from cloud technologies, data center services and cyber security to information technologies, and the Internet of Things, thereby supporting digitalization and differentiation. Thanks to our extensive sales network, strong partner ecosystem and superior infrastructure, we rank among the top three IT solution providers in Turkey, and aim to lead the market within 3 years.

We have conducted over 1,000 projects in which we analyzed the digital transformation needs of our customers operating in various sectors, offering the right solution and service. In this context, in 2019 we inaugurated the fifth city hospital where we established integrated information system infrastructure.

Given the importance of data in digital age, and with the conviction that Turkey’s data should remain in Turkey, we continue to increase our data storage and processing capacity. On a datacenter investment of approximately 1 billion TL to date, we own a total of 33,500 sqm of white space at eight locations, including Turkey’s largest data center.

Paycell is accepted at 7 thousand points of sale.

We continue to improve the capabilities of Paycell, our techfin payment platform, expanding both customer base and merchant number. Thanks to multiple services and solutions in different verticals, access to Turkcell’s extensive sales network, strong customer base and technology expertise, we see strong growth potential for Paycell, especially in an environment with attractive dynamics and supportive regulation. Paycell makes life easier for our customers by offering direct carrier billing, money transfer, payment services and wallet, plus cash top-up for the Turkcell prepaid line and the public transportation card IstanbulKart as well as Paycell card. We also provide merchants a QR based payment alternative and mobile POS solutions. As of end-2019, the Paycell has approximately 4.5 million active users, with Paycell accepted as a means of payment at 7 thousand points. While Paycell cards reached 2.4 million, the number of credit cards registered on the application has exceeded 4.4 million.

Our preparation for 5G continues at full speed.

A key issue of the coming period is the transition to 5G. Given the speed and capacity increase it offers, we believe that 5G technology, the infrastructure of Industry 4.0, will lead to a rapid transformation across all sectors, playing a vital role in Turkey’s digital transformation. As Turkcell, we continue our preparations for the transition to 5G without let up in pace, realizing industry firsts. In this context, in the speed test conducted on the 3.5GHz band allocated for testing purposes, in August we recorded the world’s highest speed of 2.283 Gbps on the 5G pilot network with a commercial 5G handset.

We are aware that joint infrastructure will play a vital role in the transition to 5G, ensuring the efficient use of national resources to the benefit of all participants. We continue related efforts accordingly. In this context, with the infrastructure sharing agreements signed with Turksat and Vodafone Turkey, we share our fiber infrastructure and offer fixed internet services to more households. We also participate in initiatives to develop local 5G technologies.

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Fourth Quarter and Full Year 2019 Results

We attach importance to sustainability and introduce pioneering initiatives.

Our efforts to offer customers environmentally friendly and sustainable product alternatives continue to receive global recognition. We are one of the founding members of the CFO Taskforce initiative created by the United Nations Global Compact. We are proud to take part in efforts to develop corporate finance models and tools in step with the United Nations Sustainable Development Goals. While producing the technologies of the future, we will maintain our focus on sustainability across all our digital products and services, corporate collaborations and processes. In addition, we support the electronic waste recycling campaign, launched as a sustainability initiative, with resulting revenues funding local education.

We announced our three-year goals in November.

Confidence based on positive macroeconomic developments, our stronger organization and pursuit of our strategic priorities, we disclosed our targets for the 2020-2022 period to all our stakeholders at meetings in London and in Istanbul. In this three-year period, we target6 13% - 16% revenue growth (CAGR), 39% - 42% EBITDA margin and an 18% - 21% EBIT margin. We expect an operational capex3 to sales ratio of 16% - 18%. We confirm these goals for 2020. We continue to work at full strength to create value for all our stakeholders to achieve these goals and more.

Our innovative services and solutions will continue to bring value to our customers.

The year of 2019 was one of success in many areas, as we continued to bring value to our customers’ lives through innovation and quality services. In 2020, with our innovative approach and leading position, we target sustainable and profitable growth.

We thank all our colleagues for the part they have played in our success, along with our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers and business partners, who have remained with us throughout our success story.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Excluding license fee

(4) Excluding M2M

(5) Superbox subscribers are included in mobile subscribers

(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2018 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

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Fourth Quarter and Full Year 2019 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Year
	Q418	Q419	y/y%	FY18	FY19	y/y%
Revenue	5,626.3	6,683.8	18.8%	21,292.5	25,137.1	18.1%
Cost of revenue[1]	(2,607.5)	(3,206.3)	23.0%	(9,858.0)	(12,036.9)	22.1%
Cost of revenue1/Revenue	(46.3%)	(48.0%)	(1.7pp)	(46.3%)	(47.9%)	(1.6pp)
Gross Margin[1]	53.7%	52.0%	(1.7pp)	53.7%	52.1%	(1.6pp)
Administrative expenses	(198.2)	(217.4)	9.7%	(673.4)	(779.8)	15.8%
Administrative expenses/Revenue	(3.5%)	(3.3%)	0.2pp	(3.2%)	(3.1%)	0.1pp
Selling and marketing expenses	(500.7)	(384.9)	(23.1%)	(1,626.7)	(1,555.2)	(4.4%)
Selling and marketing expenses/Revenue	(8.9%)	(5.8%)	3.1pp	(7.6%)	(6.2%)	1.4pp
Net impairment losses on financial and contract assets	(81.0)	(121.3)	49.8%	(346.4)	(338.9)	(2.2%)
EBITDA[2]	2,239.0	2,753.8	23.0%	8,788.0	10,426.4	18.6%
EBITDA Margin	39.8%	41.2%	1.4pp	41.3%	41.5%	0.2pp
Depreciation and amortization	(1,287.0)	(1,404.9)	9.2%	(4,288.0)	(5,046.6)	17.7%
EBIT[3]	952.0	1,348.9	41.7%	4,500.0	5,379.9	19.6%
EBIT Margin	16.9%	20.2%	3.3pp	21.1%	21.4%	0.3pp
Net finance income / (costs)	(18.5)	(214.3)	n.m	(1,687.0)	(1,727.7)	2.4%
Finance income[4]	(1,361.0)	44.9	n.m	1,677.1	297.5	(82.3%)
Finance costs[4]	1,342.5	(259.2)	(119.3%)	(3,364.1)	(2,025.1)	(39.8%)
Other income / (expense)	46.5	(128.2)	(375.7%)	(140.1)	(346.6)	147.4%
Non-controlling interests	(77.7)	2.0	n.m	(156.3)	(30.2)	(80.7%)
Share of profit of equity accounted investees	0.3	(19.1)	n.m	(0.1)	(15.7)	n.m
Income tax expense	(38.7)	(233.7)	503.9%	(495.5)	(785.6)	58.5%
Discontinued operations	-	-	-	-	772.4	n.a
Net Income	863.9	755.6	(12.5%)	2,021.1	3,246.5	60.6%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Fair value loss and interest expense regarding derivative instruments and the respective fair value gain and interest income regarding derivative instruments are represented on a net basis. Starting from Q219, interest income on financial assets and interest expenses for financial liabilities, both measured at amortized cost, are represented on a net basis. Historical periods were restated to reflect this change.

Revenue of the Group grew 18.8% year-on-year in Q419 driven mainly by the strong ARPU performance of Turkcell Turkey, supported by upsell efforts, increased data usage as well as larger postpaid subscriber base. This solid performance is a result of our microsegment layered approach enabled by strong data analytics capabilities.

Turkcell Turkey revenues, comprising 86% of Group revenues, rose 20.9% to TRY5,741 million (TRY4,747 million).

-	Consumer business grew by 21.8% on the back of solid ARPU performance driven by increased data consumption, rising postpaid subscribers and upsell efforts.
-	Corporate revenues rose by 29.4% supported by the solid performance of digital business solution that grew 32% year-on-year.
o	Standalone digital services revenues from consumer and corporate businesses were TRY275 million in Q419.
-	Wholesale revenues rose 39.5% to TRY305 million (TRY219 million) on the back of increased carrier traffic and the positive impact of currency movements.

Turkcell International revenues, at 8% of Group revenues, rose 33.0% to TRY561 million (TRY422 million), mainly with the continued ARPU growth of lifecell and positive impact of currency movements.

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Fourth Quarter and Full Year 2019 Results

Other subsidiaries’ revenues, comprising 6% of Group revenues, which includes information and entertainment services, call center revenues, revenues from financial services and energy business revenues were at TRY382 million (TRY457 million).

-	We completed the sale of our shares in Azerinteltek, our sports betting business in Azerbaijan, as of January 11, 2019. We received the transfer of proceeds on December 27, 2018 and transferred control of the subsidiary. We did not report any revenues in 2019 in relation to Azerinteltek operations.
-	Our contract with Spor Toto to carry out sports betting operations in Turkey has ended as of August 28, 2019.
-	Our consumer finance company’s revenues were at TRY201 million (TRY247 million) in Q419. Revenues were impacted by the decline in the consumer loan portfolio, from TRY4.2 billion as of Q418 to TRY2.4 billion as of Q419, due mainly to the installment limitation on consumer loans for telecom devices.

For the full year, Turkcell Group revenues rose by 18.1%.

Turkcell Turkey revenues grew by 18.8% to TRY21,487 million (TRY18,093 million).

-	Consumer business grew by 17.0% driven by strong ARPU performance.

-	Corporate revenues rose by 32.4% supported by digital business solutions revenue growth of 44%.

o	Standalone digital services revenues from consumer and corporate businesses reached TRY1 billion in FY19.

-	Wholesale revenues grew by 26.0% to TRY1,154 million (TRY916 million).

Turkcell International revenues rose by 37.5% to TRY2,003 million (TRY1,457 million).

Other subsidiaries’ revenues were at TRY1,647 million (TRY1,743 million).

Cost of revenue (excluding depreciation and amortization) increased to 48.0% (46.3%) as a percentage of revenues in Q419. This was driven mainly by increased cost of goods sold (3.5pp), despite the decline in cost of revenue of financial services (0.9pp) and other cost items (0.9pp) as a percentage of revenues.

For the full year, cost of revenue (excluding depreciation and amortization) increased to 47.9% (46.3%) as a percentage of revenues. This was due mainly to the rise in cost of goods sold (3.0pp) and other cost items (0.1pp), despite the decline in cost of revenue of financial services (0.8pp) and interconnection costs (0.7pp) as a percentage of revenues.

Administrative Expenses were at 3.3% (3.5%) as a percentage of revenues in Q419. For the full year, administrative expenses were at 3.1% (3.2%) as a percentage of revenues.

Selling and Marketing Expenses decreased to 5.8% (8.9%) as a percentage of revenues in Q419. This was driven by the decline in selling expenses (2.3pp) and marketing expenses (0.8pp) as a percentage of revenues.

For the full year, selling and marketing expenses declined to 6.2% (7.6%) as a percentage of revenues driven by the decline in selling expenses (1.2pp) and other cost items (0.2pp).

Net impairment losses on financial and contract assets was at 1.8% (1.4%) as a percentage of revenues in Q419. For the full year, net impairment losses on financial and contract assets was at 1.3% (1.6%) as a percentage of revenues.

EBITDA1 rose by 23.0% year-on-year in Q419 leading to an EBITDA margin of 41.2% (39.8%) driven mainly by effective cost management.

-	Turkcell Turkey’s EBITDA rose by 33.2% to TRY2,360 million (TRY1,771 million) leading to an EBITDA margin of 41.1% (37.3%) in Q419.
-	Turkcell International EBITDA[2] was at TRY244 million (TRY247 million) leading to an EBITDA margin of 43.5% (58.5%) in Q419.

-	The EBITDA of other subsidiaries stood at TRY150 million (TRY221 million) in Q419.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

(2) We started to capitalize the frequency usage fees of lifecell in Q418 in accordance with IFRS16. The change was implemented retrospectively for 2018; impact regarding previous quarters of 2018 was booked in Q418. We started to capitalize the frequency usage fees of BeST in Q219 in accordance with IFRS16. These changes positively impacted Turkcell International EBITDA.

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Fourth Quarter and Full Year 2019 Results

For the full year, EBITDA grew by 18.6% resulting in an EBITDA margin of 41.5% (41.3%)

-	Turkcell Turkey’s EBITDA rose by 18.7% to TRY8,789 million (TRY7,404 million) with an EBITDA margin 40.9% (40.9%).
-	Turkcell International EBITDA rose by 47.5% to TRY904 million (TRY613 million) with an EBITDA margin of 45.1% (42.1%).
-	The EBITDA of other subsidiaries was at TRY733 million (TRY771 million).

Depreciation and amortization expenses increased 9.2% in Q419. For the full year depreciation and amortization expenses increased 17.7%.

Net finance expense increased to TRY214 million (TRY18 million) in Q419. Interest income on bank deposits declined compared to Q418. Excluding the impact of net swap interest expense, our net FX gain was TRY95.6 million in Q418, when TRY appreciated while we carried a short FX position, yet our net FX gain was TRY17.7 million in Q419, when TRY depreciated while we carried a long FX position.

Our net finance expense has improved significantly from TRY521.2 million in Q319. In the previous quarters of 2019, we incurred negative mark to market losses from derivative instruments due to sharply falling interest rates. In Q419, we incurred a net positive impact from FX movements, normalizing our total net finance expense.

For the full year net finance expense increased to TRY1,728 million (TRY1,687 million). This was due mainly to lower interest income on bank deposits and higher interest expenses resulting from borrowings and lease obligations, despite lower foreign exchange losses after hedging.

Please note that the Group started to apply hedge accounting as of July 1, 2018 for existing participating cross currency swap and cross currency swap transactions, in accordance with the IFRS 9 hedge accounting requirement. Please see the IFRS report for details.

See Appendix A for the details of net foreign exchange gain and loss.

Income tax expense increased to TRY234 million (TRY39 million) in Q419 mainly due to deferred tax income incurred in Q418. For the full year income tax expense increased 58.5%. Please see Appendix A for details.

Net income of the Group was at TRY756 million (TRY864 million) in Q419. Stronger operational performance compared to the previous year’s fourth quarter was offset by the changes in net finance expense as well as the low base of tax expense in Q418. Please also note that Q419 net income was negatively impacted by one-off TRY199 million settlement with the tax authority.

For the full year, group net income rose 60.6% to an all-time high level of TRY3,246 million. This was driven mainly by a solid operational performance, lower net foreign exchange losses after hedging and the contribution of the Fintur sale, despite the lower interest income on bank deposits and higher interest expenses resulting from borrowings and lease obligations.

Total cash & debt: Consolidated cash as of December 31, 2019 declined to TRY10,239 million from TRY10,975 million as of September 30, 2019, due mainly to the dividend payment as well as debt repayments. Excluding FX swap transactions for TRY borrowing, 81% of our cash is in US$, 12% in EUR and 7% in TRY.

Consolidated debt as of December 31, 2019 declined to TRY20,306 million from TRY20,675 million as of September 30, 2019, mainly on the back of debt repayments despite the negative impact of FX movements. Please note that TRY1,533 million of our consolidated debt is comprised of lease obligations.

Consolidated debt breakdown excluding lease obligations:

-	Turkcell Turkey’s debt was at TRY15,994 million, of which TRY9,096 million (US$1,531 million) was denominated in US$, TRY5,425 million (EUR816 million) in EUR, TRY201 million (CNY237 million) in CNY and the remaining TRY1,272 million in TRY.
-	Our consumer finance company had a debt balance of TRY1,733million, of which TRY1,194 million (US$201 million) was denominated in US$, and TRY214 million (EUR32 million) in EUR with the remaining TRY325 million in TRY.
-	The debt balance of lifecell was TRY1,044 million, all denominated in UAH.

9

Fourth Quarter and Full Year 2019 Results

TRY735 million of lease obligations is denominated in TRY, TRY19 million (US$3 million) in US$, TRY163 million (EUR24 million) in EUR and the remaining balance in other local currencies (please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY10,117 million of our consolidated debt is set at a floating rate. Excluding consumer finance business borrowings, TRY6,206 million of consolidated debt will mature within less than a year.

Net debt as of December 31, 2019 was at TRY10,067 million with a net debt to EBITDA ratio of 0.97 times. Excluding consumer finance company consumer loans, our telco only debt was at TRY7,658 million with a leverage of 0.77 times.

Turkcell Group has a long FX position of US$115 million as at the end of the year. (Please note that this figure takes advance payments and hedging into account, but excludes FX swap transactions for TRY borrowing. Derivatives (VIOP) and forward transactions are included).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY2,445 million in Q419. For the full year, capital expenditures including non-operational items were at TRY7,225 million.

For Q419 and the full year, operational capital expenditures (excluding license fees) at the Group level were at 25.4% and 18.0% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Year
	Q418	Q419	FY18	FY19
Operational Capex	1,448.6	1,696.0	3,943.1	4,525.1
License and Related Costs	1.7	0.1	414.1	1.8
Non-operational Capex (Including IFRS15 & IFRS16)	784.3	749.2	3,286.9	2,697.8
Total Capex[1]	2,234.6	2,445.4	7,644.0	7,224.7

(1) Breakdown of capex for Q418 has been restated

10

Fourth Quarter and Full Year 2019 Results

Operational Review of Turkcell Turkey

Summary of Operational Data	Quarter			Year
	Q418	Q419	y/y %	FY18	FY19	y/y %
Number of subscribers (million)	36.7	35.7	(2.7%)	36.7	35.7	(2.7%)
Mobile Postpaid (million)	18.8	20.4	8.5%	18.8	20.4	8.5%
Mobile M2M (million)	2.4	2.6	8.3%	2.4	2.6	8.3%
Mobile Prepaid (million)	14.9	12.4	(16.8%)	14.9	12.4	(16.8%)
Fiber (thousand)	1,385.6	1,484.7	7.2%	1,385.6	1,484.7	7.2%
ADSL (thousand)	905.6	719.1	(20.6%)	905.6	719.1	(20.6%)
Superbox (thousand)[1]	33.5	323.2	864.8%	33.5	323.2	864.8%
Cable(thousand)	-	49.2	n.a	-	49.2	n.a
IPTV (thousand)	613.4	719.7	17.3%	613.4	719.7	17.3%
Churn (%)[2]
Mobile Churn (%)[3]	2.9%	4.5%	1.6pp	2.1%	2.7%	0.6pp
Fixed Churn (%)	2.2%	2.3%	0.1pp	1.8%	2.1%	0.3pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	35.0	42.8	22.3%	33.9	39.8	17.4%
Mobile ARPU, blended (excluding M2M)	37.4	45.9	22.7%	36.2	42.6	17.7%
Postpaid	49.5	59.6	20.4%	48.2	56.4	17.0%
Postpaid (excluding M2M)	56.4	67.7	20.0%	54.9	64.1	16.8%
Prepaid	17.4	18.8	8.0%	16.9	18.3	8.3%
Fixed Residential ARPU, blended	56.6	68.0	20.1%	55.7	64.5	15.8%
Residential Fiber ARPU	58.2	70.4	21.0%	57.0	67.0	17.5%
Average mobile data usage per user (GB/user)	5.9	9.0	52.5%	5.2	7.4	42.3%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	356.4	431.4	21.0%	359.5	415.3	15.5%

(1) Superbox subscribers are included in mobile subscribers.

(2) Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription.

Our mobile subscriber base was at 32.7 million as at the year end. Our postpaid subscriber base expanded by 1.5 million net annual additions in FY19, the highest of the past 10 years. Accordingly, postpaid subscribers, whose ARPU generation on average is more than three times that of prepaid subscribers, reached 62.2% (55.7%) of the subscriber base. We were able to achieve this sound performance on the back of our microsegment layered approach and regional offers enabled by our strong data analytics capabilities. Meanwhile, our prepaid customers declined by 2.6 million in FY19, due mainly to 1.9 million disconnections in accordance with the new ICTA regulation that requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription, and deactivation of 580 thousand inactive prepaid customers in line with our churn policy. In Q419, we registered record high quarterly postpaid subscriber net additions of 984 thousand.

On the fixed front, our fiber subscriber base grew by 29 thousand quarterly and 99 thousand annual net additions. Our fixed wireless access product, Superbox, continued its growth momentum expanding its customer base on 106 thousand quarterly and 290 thousand annual net additions. Meanwhile, our cable subscribers had reached 49 thousand by year end. IPTV customers numbered 720 thousand on 36 thousand quarterly and 106 thousand annual net additions.

The average monthly mobile churn rate was at 4.5% and 2.7% in Q419 and FY19, respectively. Excluding the impact of regulatory disconnections and deactivation of inactive prepaid lines in line with our churn policy, our average monthly churn rate would have been 2.1% in Q419. Average monthly fixed churn rate was 2.3% in Q419 and 2.1% for the full year.

We recorded all time high mobile ARPU (excluding M2M) growth of 22.7% year-on-year in Q419 driven mainly by a favorable customer mix, upsell efforts, increased data consumption and price adjustments. Mobile ARPU (excluding M2M) grew 17.7% for the full year.

Meanwhile, we also registered record high residential fiber ARPU growth of 21.0% in Q419 year-on-year, mainly on upsell performance, price adjustments as well as with higher revenue generating subscriber acquisitions. Multiplay subscribers with TV4, reaching 53.3% of total residential fiber subscribers, also helped strong ARPU performance. Fiber residential ARPU grew by 17.5% for the full year.

Average monthly mobile data usage per user increased 52.5% in Q419 year-on-year and 42.3% for the full year, driven by the increasing data consumption of 4.5G users and increased digital services usage. Accordingly, the average mobile data usage of 4.5G users reached 10.8 GB in Q419.

The number of 4.5G compatible smartphones on our network was at 19.2 million comprising 87% of the smartphones on our network. Excluding the impact of regulatory disconnections, 4.5G compatible smartphones on our network would have reached nearly 20.2 million by year end.

(4) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users

11

Fourth Quarter and Full Year 2019 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Quarter			Year
	Q418	Q419	y/y%	FY18	FY19	y/y%
Revenue (million UAH)	1,417.0	1,557.9	9.9%	5,268.5	5,983.8	13.6%
EBITDA (million UAH)	1,083.5	818.6	(24.4%)	2,762.2	3,243.4	17.4%
EBITDA margin (%)	76.5%	52.5%	(24.0pp)	52.4%	54.2%	1.8pp
Net income / (loss) (million UAH)	(730.1)	(215.0)	(70.6%)	(1,300.7)	(1,113.6)	(14.4%)
Capex (million UAH)	2,694.9	639.9	(76.3%)	7,767.0	1,895.3	(75.6%)
Revenue (million TRY)	273.3	369.4	35.2%	924.0	1,315.8	42.4%
EBITDA (million TRY)	205.9	194.2	(5.7%)	489.4	711.6	45.4%
EBITDA margin (%)	75.3%	52.6%	(22.7pp)	53.0%	54.1%	1.1pp
Net income / (loss) (million TRY)	(126.3)	(50.8)	(59.8%)	(220.2)	(243.3)	10.5%

(1)Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues rose 9.9% year-on-year in Q419 in local currency terms, driven mainly by growing mobile data revenues with the increasing data consumption of subscribers. EBITDA in local currency terms was UAH818.6 million, which led to an EBITDA margin of 52.5%. Please also note that lifecell began to capitalize its radio frequency usage costs in Q418 in accordance with IFRS16, and that the overall impact including the retrospective adjustments for previous quarters of 2018, was booked in Q418. lifecell revenues in TRY terms grew 35.2% year-on-year in Q419, positively impacted by currency movements, and with an EBITDA margin of 52.6%.

For the full year, lifecell revenues in local currency terms rose 13.6%, while EBITDA increased 17.4%, which led to an EBITDA margin of 54.2% on 1.8pp improvement. In TRY terms, lifecell registered revenue growth of 42.4% with an EBITDA margin of 54.1%.

lifecell Operational Data	Quarter			Year
	Q418	Q419	y/y%	FY18	FY19	y/y%
Number of subscribers (million)[3]	9.9	8.9	(10.1%)	9.9	8.9	(10.1%)
Active (3 months)[4]	7.3	7.4	1.4%	7.3	7.4	1.4%
MOU (minutes) (12 months)	148.6	157.0	5.7%	144.9	149.0	2.8%
ARPU (Average Monthly Revenue per User), blended (UAH)	47.2	58.3	23.5%	42.8	54.0	26.2%
Active (3 months) (UAH)	63.1	73.3	16.2%	57.3	71.8	25.3%

(3) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(4) Active subscribers are those who in the past three months made a revenue generating activity.

Three-month active subscriber base of lifecell rose to 7.4 million in 4Q19 mainly on the attractive offers and customer retention focus. lifecell registered 3-month active ARPU growth of 16.2% year-on-year in Q419, driven mainly by upsell efforts and the rise in data consumption of subscribers. lifecell continued its focus on high ARPU generating customers, leveraging the quality of its 4.5G and 3G networks, as well as its wide portfolio of digital services that contribute ARPU growth.

The penetration of 4.5G users in lifecell’s customer base continued to increase, supporting data and digital services usage growth. Accordingly, 4.5G users had reached 50% of total mobile data users as at the end of the year. Meanwhile, average data consumption per user rose by 46%, driven mainly by the higher data usage of 4.5G users. lifecell sustained its leadership of the Ukrainian market in smartphone penetration, which had reached 80% as at the end of Q419. Moreover, lifecell and other telecom operators in the country signed a memorandum with the government in October with the aim of providing LTE services to rural areas, and national and international roads over the 900 MHz frequency band.

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Fourth Quarter and Full Year 2019 Results

lifecell pursued efforts to increase the usage of its digital services among its customer base by introducing attractive offers and expanding its portfolio with new digital services. In Q419 lifecell introduced the BiP virtual number service enabling customers to use their numbers abroad without a SIM card and a lifestyle portal.

BeST[1]	Quarter			Year
	Q418	Q419	y/y%	FY18	FY19	y/y%
Number of subscribers (million)	1.6	1.5	(6.3%)	1.6	1.5	(6.3%)
Active (3 months)	1.2	1.1	(8.3%)	1.2	1.1	(8.3%)
Revenue (million BYN)	32.9	33.9	3.0%	124.9	135.0	8.1%
EBITDA (million BYN)	12.7	7.4	(41.7%)	27.9	35.5	27.2%
EBITDA margin (%)	38.6%	21.7%	(16.9pp)	22.3%	26.3%	4.0pp
Net loss (million BYN)	(8.3)	(8.0)	(3.6%)	(37.0)	(33.3)	(10.0%)
Capex (million BYN)	18.3	7.2	(60.7%)	56.6	49.9	(11.8%)
Revenue (million TRY)	83.8	93.8	11.9%	292.9	365.0	24.6%
EBITDA (million TRY)	31.3	20.3	(35.1%)	66.1	96.4	45.8%
EBITDA margin (%)	37.4%	21.7%	(15.7pp)	22.6%	26.4%	3.8pp
Net loss (million TRY)	(21.3)	(22.1)	3.8%	(86.0)	(89.8)	4.4%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues grew 3.0% year-on-year in Q419 in local currency terms, driven mainly by the rise in mobile data revenues with increased number and consumption of data users. Digital services revenues also contributed to revenue growth. BeST’s EBITDA was at BYN7.4 million in Q419 with an EBITDA margin of 21.7%. BeST revenues in TRY terms rose 11.9% year-on-year in Q419, while the EBITDA margin stood at 21.7%.

For the full year, revenues in local currency terms increased by 8.1% to BNY135.0 million with an EBITDA margin of 26.3%. In TRY terms, BeST achieved revenue growth of 24.6% and EBITDA growth of 45.8% with an EBITDA margin of 26.4%.

Offering 4G services in all six regions of Belarus, BeST continued to increase the penetration of 4G users within its customer base in Q419. Accordingly, 4G users reached 55% of 3-month active users, which supported the rise in data and digital services consumption. In Q419 average data consumption of subscribers rose 42% on the back of higher data consumption of 4G users. Meanwhile, BeST pursued its efforts to increase the use of its digital services. Games, fizy and TV+ applications have been the most popular digital services among users, while digital tariff PLAY, which offers 7 digital services within a single package, continued to increase its attractiveness. As a result of these efforts, those subscribers using at least one digital service comprised 28% of the 3-month active subscriber base.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Quarter			Year
	Q418	Q419	y/y%	FY18	FY19	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	45.8	67.1	46.5%	180.1	222.3	23.4%
EBITDA	11.6	21.2	82.8%	58.8	78.5	33.5%
EBITDA margin (%)	25.3%	31.6%	6.3pp	32.6%	35.3%	2.7pp
Net income	8.9	12.4	39.3%	32.9	41.8	27.1%
Capex	23.3	23.9	2.6%	65.5	58.6	(10.5%)

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues grew by 46.5% year-on-year in Q419, driven mainly by the rise in mobile broadband consumption and handset sales, as well as the positive contribution of the growing fixed broadband business. The EBITDA of Kuzey Kıbrıs Turkcell rose 82.8% leading to an EBITDA margin of 31.6%.

13

Fourth Quarter and Full Year 2019 Results

For the full year, Kuzey Kıbrıs registered revenue growth of 23.4% and EBITDA growth 33.5%, which resulted in an EBITDA margin of 35.3%.

Fintur: In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On December 12, 2018, Turkcell signed a binding agreement and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. The final value of the transaction was EUR352.9 million. As the conditions precedent required for the share transfer were completed within Q119, TRY772 million profit generated from the transaction was reflected in the Q119 financial statements.

We booked a provision of TRY60 million in Q219 for the recognition of liability in relation to the Kcell Share Purchase Agreement regarding the past Kcell transaction and performed the respective payment in Q319.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 46.7 million as of December 31, 2019. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and lifecell Europe.

Turkcell Group Subscribers	Q418	Q319	Q419	y/y%	q/q%
Mobile Postpaid (million)	18.8	19.4	20.4	8.5%	5.2%
Mobile Prepaid (million)	14.9	15.0	12.4	(16.8%)	(17.3%)
Fiber (thousand)	1,385.6	1,455.7	1,484.7	7.2%	2.0%
ADSL (thousand)	905.6	758.9	719.1	(20.6%)	(5.2%)
Superbox (thousand)[1]	33.5	217.4	323.2	864.8%	48.7%
Cable (thousand)	-	33.0	49.2	n.a	49.1%
IPTV (thousand)	613.4	683.4	719.7	17.3%	5.3%
Turkcell Turkey subscribers (million)[2]	36.7	37.3	35.7	(2.7%)	(4.3%)
lifecell (Ukraine)	9.9	9.0	8.9	(10.1%)	(1.1%)
BeST (Belarus)	1.6	1.5	1.5	(6.3%)	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
lifecell Europe[3]	0.2	0.2	0.2	-	-
Turkcell Group Subscribers (million)	48.9	48.5	46.7	(4.5%)	(3.7%)

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

(3) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

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Fourth Quarter and Full Year 2019 Results

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Year
	Q418	Q319	Q419	y/y%	q/q%	FY18	FY19	y/y%
GDP Growth (Turkey)	(2.8%)	0.9%	n.a	n.a	n.a	2.8%	n.a	n.a
Consumer Price Index (Turkey) (yoy)	20.3%	9.3%	11.8%	(8.5pp)	2.5pp	20.3%	11.8%	(8.5pp)
US$ / TRY rate
Closing Rate	5.2609	5.6591	5.9402	12.9%	5.0%	5.2609	5.9402	12.9%
Average Rate	5.4369	5.6973	5.7588	5.9%	1.1%	4.7577	5.6604	19.0%
EUR / TRY rate
Closing Rate	6.0280	6.1836	6.6506	10.3%	7.6%	6.0280	6.6506	10.3%
Average Rate	6.2121	6.3389	6.3706	2.6%	0.5%	5.5977	6.3340	13.2%
US$ / UAH rate
Closing Rate	27.69	24.08	23.69	(14.4%)	(1.6%)	27.69	23.69	(14.4%)
Average Rate	28.18	25.15	24.31	(13.7%)	(3.3%)	27.32	25.90	(5.2%)
US$ / BYN rate
Closing Rate	2.1598	2.0743	2.1036	(2.6%)	1.4%	2.1598	2.1036	(2.6%)
Average Rate	2.1307	2.0639	2.0840	(2.2%)	1.0%	2.0338	2.0979	3.2%

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Year
	Q418	Q419	y/y%	FY18	FY19	y/y%
Adjusted EBITDA	2,239.0	2,753.8	23.0%	8,788.0	10,426.4	18.6%
Depreciation and amortization	(1,287.0)	(1,404.9)	9.2%	(4,288.0)	(5,046.6)	17.7%
EBIT	952.0	1,348.9	41.7%	4,500.0	5,379.9	19.6%
Finance income	(1,361.0)	44.9	n.m	1,677.1	297.5	(82.3%)
Finance costs	1,342.5	(259.2)	(119.3%)	(3,364.1)	(2,025.1)	(39.8%)
Other income / (expense)	46.5	(128.2)	(375.7%)	(140.1)	(346.6)	147.4%
Share of profit of equity accounted investees	0.3	(19.1)	n.m	(0.1)	(15.7)	n.m
Consolidated profit from continued operations before income tax & minority interest	980.3	987.3	0.7%	2,672.8	3,289.9	23.1%
Income tax expense	(38.7)	(233.7)	503.9%	(495.5)	(785.6)	58.5%
Consolidated profit from continued operations before minority interest	941.6	753.6	(20.0%)	2,177.3	2,504.3	15.0%
Discontinued operations	-	-	-	-	772.4	n.a
Consolidated profit before minority interest	941.6	753.6	(20.0%)	2,177.3	3,276.7	50.5%

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Fourth Quarter and Full Year 2019 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA, EBIT and capex for 2020. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2018 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 5 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY25.1 billion revenue in FY19 with total assets of TRY45.7 billion as of December 31, 2019. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

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Fourth Quarter and Full Year 2019 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Quarter			Year
	Q418	Q419	y/y%	FY18	FY19	y/y%
Turkcell Turkey	1,030.1	(338.5)	(132.9%)	(1,816.0)	(799.2)	(56.0%)
Turkcell International	5.7	(15.3)	(368.4%)	(117.9)	(49.9)	(57.7%)
Other Subsidiaries	434.3	(78.6)	(118.1%)	(761.1)	(190.5)	(75.0%)
Net FX loss before hedging	1,470.1	(432.4)	(129.4%)	(2,695.0)	(1,039.6)	(61.4%)
Swap interest income/(expense)[1]	(177.4)	(144.7)	(18.4%)	(496.3)	(659.5)	32.9%
Fair value gain on derivative financial instruments[1]	(1,374.6)	450.1	(132.7%)	1,719.6	570.2	(66.8%)
Net FX gain / (loss) after hedging	(81.8)	(127.0)	55.3%	(1,471.7)	(1,128.9)	(23.3%)

(1) Swap interest income / (expense) which was included in fair value gain on derivative financial instruments line in previous quarters has been presented separately.

Table: Income tax expense details

Million TRY	Quarter			Year
	Q418	Q419	y/y%	FY18	FY19	y/y%
Current tax expense	(114.9)	(62.5)	(45.6%)	(655.0)	(570.5)	(12.9%)
Deferred tax income / (expense)	76.2	(171.2)	(324.7%)	159.5	(215.1)	(234.9%)
Income Tax expense	(38.7)	(233.7)	503.9%	(495.5)	(785.6)	58.5%

17

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2019	31 December 2018
Assets
Property, plant and equipment	11	12,458,491	11,116,316
Right-of-use assets	15	1,783,096	1,649,602
Intangible assets	12	11,308,062	10,050,172
Investment properties	14	16,283	15,425
Trade receivables	19	148,159	115,001
Receivables from financial services	20	123,136	884,686
Contract assets	21	10,291	3,513
Deferred tax assets	18	189,342	152,732
Investments in equity accounted investees		41,701	19,413
Other non-current assets	17	304,270	421,306
Total non-current assets		26,382,831	24,428,166

Inventories	22	178,399	180,434
Trade receivables	19	3,133,975	2,473,978
Due from related parties	39	4,477	13,533
Receivables from financial services	20	2,319,122	3,318,255
Contract assets	21	933,969	711,928
Derivative financial instruments	35	845,513	1,356,062
Financial asset at amortized cost		5,368	9,409
Financial asset at fair value through other comprehensive income	25	345,602	42,454
Cash and cash equivalents	24	10,238,715	7,419,239
Other current assets	23	1,327,004	1,091,512
Subtotal		19,332,144	16,616,804
Assets classified as held for sale	16	—	1,720,305

Total current assets		19,332,144	18,337,109

Total assets		45,714,975	42,765,275

Equity
Share capital	26	2,200,000	2,200,000
Share premium		269	269
Treasury shares	26	(144,152)	(141,534)
Additional paid-in capital		35,026	35,026
Reserves		2,816,359	2,503,537
Remeasurements of employee termination benefit		(63,539)	(34,871)
Retained earnings		13,202,526	11,359,317
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		18,046,489	15,921,744
Non-controlling interests		36,455	131,810
Total equity		18,082,944	16,053,554

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2019	31 December 2018
Liabilities
Borrowings	29	12,677,394	13,119,636
Employee benefit obligations	30	294,331	224,747
Provisions	33	337,404	268,722
Deferred tax liabilities	18	1,165,630	862,360
Contract liabilities	32	141,890	131,598
Other non-current liabilities	28	359,857	364,610
Total non-current liabilities		14,976,506	14,971,673

Borrowings	29	7,628,333	7,035,909
Current tax liabilities		121,258	133,597
Trade and other payables	34	4,117,471	3,788,174
Due to related parties	39	12,082	45,331
Deferred revenue	31	56,544	8,948
Provisions	33	342,812	307,068
Contract liabilities	32	290,408	255,756
Derivative financial instruments	35	86,617	165,265
Total current liabilities		12,655,525	11,740,048

Total liabilities		27,632,031	26,711,721

Total equity and liabilities		45,714,975	42,765,275

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2019	2018	2017

Revenue	5	23,996,262	20,173,354	16,917,064
Revenue from financial services	5	1,140,873	1,119,121	715,000
Total revenue		25,137,135	21,292,475	17,632,064

Cost of revenue	10	(16,816,705)	(13,751,195)	(11,058,346)
Cost of revenue from financial services	10	(266,775)	(394,798)	(291,828)
Total cost of revenue		(17,083,480)	(14,145,993)	(11,350,174)

Gross profit		7,179,557	6,422,159	5,858,718
Gross profit from financial services		874,098	724,323	423,172
Total gross profit		8,053,655	7,146,482	6,281,890

Other income	6	140,705	241,435	74,438
Selling and marketing expenses	10	(1,555,189)	(1,626,714)	(2,005,420)
Administrative expenses	10	(779,755)	(673,370)	(645,196)
Net impairment losses on financial and contract assets	10	(338,857)	(346,390)	—
Other expenses	6	(487,295)	(381,582)	(773,329)
Operating profit		5,033,264	4,359,861	2,932,383

Finance income	8	297,450	1,677,114	597,246
Finance costs	8	(2,025,118)	(3,364,072)	(920,112)
Net finance costs		(1,727,668)	(1,686,958)	(322,866)

Share of loss of equity accounted investees		(15,712)	(87)	—
Profit before income tax		3,289,884	2,672,816	2,609,517

Income tax expense	9	(785,630)	(495,481)	(571,758)
Profit from continuing operations		2,504,254	2,177,335	2,037,759

Gain from discontinued operations (attributable to owners of the Company)		772,436	—	—

Profit for the year		3,276,690	2,177,335	2,037,759

Profit for the year is attributable to:
Owners of the Company		3,246,487	2,021,065	1,979,129
Non-controlling interests		30,203	156,270	58,630
Total		3,276,690	2,177,335	2,037,759

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	27	1.49	0.93	0.90
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	27	1.14	0.93	0.90
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	27	0.35	—	—

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2019	2018	2017

Profit for the year		3,276,690	2,177,335	2,037,759

Other comprehensive income/(expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	30	(36,385)	12,699	(3,738)
Income tax relating to remeasurements of employee termination benefits		8,005	(2,794)	748
		(28,380)	9,905	(2,990)

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		431,810	424,817	27,959
Exchange differences arising from discontinued operations		104,986	425,371	72,190
Fair value reserve		4,451	—	—
Cash flow hedges - effective portion of changes in fair value		221,488	630,191	—
Cash flow hedges - reclassified to profit or loss	35	(439,365)	(611,035)	—
Cost of hedging reserve - changes in fair value		97,373	(390,267)	—
Cost of hedging reserve - reclassified to profit or loss		(21,768)	42,665	—
Loss on hedges of net investments in foreign operations		(55,389)	—	—
Income tax relating to these items	9	(56,728)	(154,409)	(107,299)
-Income tax relating to exchange differences		(99,234)	(226,667)	(107,299)
-Income tax relating to fair value reserve		(979)	—	—
-Income tax relating to hedges of net investments		12,186	—	—
-Income tax relating to cost of hedging reserve		(16,634)	76,472	—
-Income tax relating to cash flow hedges	35	47,933	(4,214)	—
		286,858	367,333	(7,150)
Other comprehensive income/(loss) for the year, net of income tax		258,478	377,238	(10,140)
Total comprehensive income for the year		3,535,168	2,554,573	2,027,619

Total comprehensive income for the year is attributable to:
Owners of the Company		3,505,496	2,398,930	1,968,102
Non-controlling interests		29,672	155,643	59,517
Total		3,535,168	2,554,573	2,027,619

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		2,628,074	1,957,396	1,903,109
Discontinued operations		877,422	441,534	64,993
Total		3,505,496	2,398,930	1,968,102

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	—	—	—	—	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	1,979,129	1,979,129	58,630	2,037,759
Other comprehensive income, net of income tax	—	—	—	—	—	—	—	—	—	(45,848)	(2,990)	37,811	—	(11,027)	887	(10,140)
Total comprehensive income/(loss)	—	—	—	—	—	—	—	—	—	(45,848)	(2,990)	37,811	1,979,129	1,968,102	59,517	2,027,619
Transfer to legal reserve	—	—	—	—	447,820	—	—	—	—	—	—	—	(447,820)	—	—	—
Dividends paid	—	9,294	—	—	—	—	—	—	—	—	—	—	(3,000,000)	(2,990,706)	(60,222)	(3,050,928)
Balance at 31 December 2017	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	518,874	518,874	—	518,874
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,831,150	15,508,035	55,927	15,563,962
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,021,065	2,021,065	156,270	2,177,335
Other comprehensive income, net of income tax	—	—	—	—	—	—	—	14,942	(271,130)	(270,147)	9,905	894,295	—	377,865	(627)	377,238
Total comprehensive income	—	—	—	—	—	—	—	14,942	(271,130)	(270,147)	9,905	894,295	2,021,065	2,398,930	155,643	2,554,573
Transfer to legal reserves	—	—	—	—	592,898	—	—	—	—	—	—	—	(592,898)	—	—	—
Acquisition of treasury shares (-)	—	(94,620)	—	—	—	—	—	—	—	—	—	—	—	(94,620)	—	(94,620)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,982)	(20,982)
Dividends paid (Note 26)	—	9,399	—	—	—	—	—	—	—	—	—	—	(1,900,000)	(1,890,601)	(58,778)	(1,949,379)
Balance at 31 December 2018	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	3,246,487	3,246,487	30,203	3,276,690
Other comprehensive income, net of income tax	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	—	259,009	(531)	258,478
Total comprehensive income/(loss)	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	3,246,487	3,505,496	29,672	3,535,168
Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Transfer to legal reserve	—	—	—	—	537,183	—	—	—	—	—	—	—	(537,183)	—	—	—
Dividends paid (Note 26)	—	7,380	—	—	—	—	—	—	—	—	—	—	(1,010,000)	(1,002,620)	(125,027)	(1,127,647)
Sale of associate (Note 16)	—	—	—	—	—	—	—	—	—	876,867	—	(1,388,905)	143,905	(368,133)	—	(368,133)
Balance at 31 December 2019	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2019	2018	2017
Cash flows from operating activities:
Profit for the year from
Continuing operations		2,504,254	2,177,335	2,037,759
Discontinued operations		772,436	—	—
Profit for the year including discontinued operations		3,276,690	2,177,335	2,037,759

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	11-14	2,199,830	1,894,445	1,501,579
Amortization of intangible assets	12-15	2,846,735	2,393,529	1,095,401
Net finance expense		1,442,773	983,881	165,387
Fair value adjustments to derivatives		(570,204)	(1,719,610)	(562,562)
Income tax expense	9	785,630	495,481	571,758
(Gain) on sale of property, plant and equipment		(47,169)	(43,727)	(33,837)
Unrealized foreign exchange losses on operating assets		1,832,636	2,954,304	966,340
Provisions		920,924	796,520	980,040
Share of equity accounted investees		15,712	87	—
Adjustments to (earnings) due to disposal of assets held for sale		(772,436)	—	—
(Gain) on sale of subsidiary		—	(110,308)	—
Non-cash other adjustments		(15,557)	—	—
		11,915,564	9,821,937	6,721,865
Change in operating assets/liabilities
Change in trade receivables	19	(881,333)	273,110	613,404
Change in due from related parties	39	10,025	(5,870)	1,107
Change in receivables from financial services	20	1,651,180	(69,991)	(1,931,538)
Change in inventories	22	2,035	(76,883)	27,871
Change in other current assets	23	(299,790)	53,957	(198,268)
Change in other non-current assets	17	(38,112)	142,133	15,012
Change in due to related parties	39	(33,135)	40,072	(4,099)
Change in trade and other payables	34	92,427	(501,980)	(507,043)
Change in other non-current liabilities	28	(8,122)	(242,384)	(82,018)
Change in employee benefit obligations	30	(36,231)	(32,764)	(18,627)
Change in short term contract asset	21	(223,146)	(711,928)	—
Change in long term contract asset	21	(6,778)	(3,513)	—
Change in deferred revenue		45,402	54,391	131,486
Change in short term contract liability	32	34,652	255,756	—
Change in long term contract liability	32	10,292	131,598	—
Changes in other working capital		(506,303)	(981,764)	(265,518)
Cash generated from operations		11,728,627	8,145,877	4,503,634

Interest paid		(2,090,718)	(1,658,308)	(909,881)
Income tax paid		(611,354)	(657,715)	(492,487)
Net cash inflow from operating activities		9,026,555	5,829,854	3,101,266
Cash flows from investing activities:
Acquisition of property, plant and equipment	11	(3,195,069)	(2,960,648)	(2,937,195)
Acquisition of intangible assets	12	(2,821,111)	(2,264,912)	(1,172,847)
Proceeds from sale of property, plant and equipment		81,192	103,864	58,740
Proceeds from/(payments for) advances given for acquisition of property, plant and equipment		156,936	(204,817)	205,580
Contribution of increase of share capital in joint ventures/associates		(38,000)	(19,500)	—
Proceeds from sale of subsidiary		2,219,644	118,528	—
Payments for held to maturity investment		—	—	(11,992)
Cash inflows from financial asset at fair value through other comprehensive income		84,655	—	—
Cash outflows from financial asset at fair value through other comprehensive income		(369,591)	(39,877)	—
Interest received		854,018	731,793	553,066
Net cash outflow from investing activities		(3,027,326)	(4,535,569)	(3,304,648)

Cash flows from financing activities:
Dividends received for treasury share		7,380	9,399	—
Proceeds from derivative instruments		1,924,363	1,054,345	—
Repayments of derivative instruments		(1,101,876)	(710,522)	—
Proceeds from issues of loans and borrowings		29,060,490	44,341,070	24,102,643
Proceeds from issues of bonds		311,649	2,188,313	209,808
Repayment of borrowings		(31,297,901)	(43,987,127)	(22,265,088)
Repayment of bonds		(225,794)	(191,312)	(379,660)
Dividends paid to shareholders		(1,010,000)	(1,900,000)	(2,990,706)
Dividends paid to non-controlling interest in subsidiaries		(125,027)	(58,778)	(60,222)
Acquisition of treasury shares		(9,998)	(94,620)	—
(Increase)/decrease in cash collateral related to loans		204,077	(20,272)	(183,518)
Payments of lease liabilities		(1,215,320)	(1,164,879)	—
Net cash outflow from financing activities		(3,477,957)	(534,383)	(1,566,743)

Net increase/(decrease) in cash and cash equivalents		2,521,272	759,902	(1,770,125)

Cash and cash equivalents at 1 January		7,419,239	4,712,333	6,052,352

Effects of exchange rate changes on cash and cash equivalents		298,204	1,947,004	430,106

Cash and cash equivalents at 31 December	24	10,238,715	7,419,239	4,712,333

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the consolidated financial statements

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Turkey (the “Turkish Ministry”), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy, namely a ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016. For details please refer to Note 12.

The Company is obliged to pay the ICTA a monthly treasury share equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

The Company’s parent is Turkcell Holding A.S. (“Turkcell Holding”), which holds 51% of the Company’s shares as of 31 December 2019. The main shareholders of Turkcell Holding are Telia Finland Oy (“Telia”), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

In order to ensure compliance with corporate governance principles of the Capital Markets Board (“CMB”), three independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, two members were chosen from the independent nominees list submitted by Telia to CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, three new members were elected to serve for 3 years instead of three members who are not among independent members appointed by the CMB. Two new board members were appointed on 7 and 8 March 2019 in lieu of board members who had resigned at various dates in 2019. These two board members were reappointed for 3 years in Ordinary General Assembly Meeting which was held on 12 September 2019. One of the board members resigned on 27 November 2019, and on 13 December 2019 a new board member was appointed for the vacant seat.  The Company’s Board of Directors consists of a total of seven non-executive members including three independent members as of 31 December 2019.

8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)

The consolidated financial statements of the Company as at and for the year ended 31 December 2019 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 40. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2019.

2.	Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in associates and a joint venture.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The Group adopted IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” for the first time for the year commencing 1 January 2018. The Group also elected to early adopt IFRS 16, “Leases” for the first time for the year commencing 1 January 2018.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2018 were authorized for issue by the Board of Directors on 20 February 2019.

The consolidated financial statements as at and for the year ended 31 December 2019 were authorized for issue by the Board of Directors on 20 February 2020 and updated to reflect subsequent events after the original date of authorization for inclusion in its annual report on Form 20-F.

(b)	Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments,
-	Consideration payable in relation to the acquisition of Belarusian Telecom,
-	Financial asset at fair value through other comprehensive income

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(c)	Functional and presentation currency
(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

•	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,
•	Equity for each balance sheet presented is translated at historic cost at the date of transaction,
•	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and
•	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of borrowings and other financial instruments designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, receivables from financial services and other receivables; when there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset a loss event and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

Capitalization and useful lives of assets

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group acts as principal in sale of goods or rendering of services, revenue from customers and costs with suppliers are reported on a gross basis. When the Group acts as agent in sale of goods or rendering of services, revenue from customers and costs related to suppliers are reported on a net basis, representing the net margin earned. Whether the Group is acting as principal or agent depends on management’s analysis of both legal form and substance of the agreement between the Group and its business partners; such judgments impact the amount of reported revenue and costs but do not impact reported assets, liabilities or cash flows.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the factors below:

- The Company is not the primary obligor for the sale of handset,

- The Company does not have control over the sale prices of handsets,

- The Company has no inventory risk,

- The Company has no responsibility on technical compatibility of equipment delivered to customers

- The responsibility after sale belongs to the distributor and

- The Company does not make any modification on the equipment.

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments (continued)

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct
•	The promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling prices. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable income will be available, against which the temporary differences can be utilized to the extent the recovery from future taxable income is not considered probable the deferred asset is adjusted accordingly. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 38, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Annual impairment review

The Company tests annually whether goodwill and intangible asset not yet available for use have suffered any impairment in accordance with IAS 36 “Impairment of Assets”. Additionally, the carrying amounts of Company’s nonfinancial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If any indication exists the assets recoverable amount is estimated based on fair value less cost of disposal calculations.

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments (continued)

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Company can engage third party qualified experts to perform the valuation, if necessary. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities is disclosed in
Note 36.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(ae), the Group did not make any significant changes to its accounting policies during the current year.

As at 31 December 2019, interest expense/income and fair value of derivative financial instruments are shown netted off in the consolidated statement of profit or loss (Note 8). The Company has presented financials of
31 December 2018 and 2017 accordingly. This classification has no impact on operating profit, profit for the year and cash flow statement.

Interest expense and income for derivative financial instruments and option premium charges are shown netted off under finance income (Note 8).

As at 31 December 2019, interest income and expense on financial assets measured at amortized cost are shown netted of on consolidated statement of profit or loss (Note 8). The Company has presented financials of 31 December 2018 and 2017 accordingly which amount is TL 255,019 and TL 221,190.

As at 31 December 2018 revenue and cost of revenue from Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) has been classified under financial services which amounted to TL 177,203 (2017: TL 109,337) and TL (34,253) (2017: TL (15,119)) respectively, and trade receivables from Turkcell Odeme has been classified under receivables from financial services which amounted to TL 32,012 (Note 19). This classification has no impact on operating profit, profit for the year and cash flow statement.

(f)	Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared consistent with prior periods.

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(h)	Principles of consolidation and equity accounting
(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

•	The fair value of the assets transferred,
•	Liabilities incurred to the former owners of the acquired business,
•	Equity interests issued by the Group,
•	The fair value of any asset or liability resulting from a contingent consideration arrangement, and
•	The fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. Contingent consideration classified as equity is not subject to remeasurement.  Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(ii)	Subsidiaries

Subsidiaries comprise all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Non-controlling interest has not been attributed to Belarus Telekom on the grounds that net assets of Belarus Telekom is negative, Belarus Telekom is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

Turkcell Finansman A.Ş. (“Turkcell Finansman”) sold financial loans amounting to TL 87,589 on 14 April 2017 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (the “Fund”) founded by Aktif Yatırım Bankası A.Ş. in order to create funds for the issuance of Asset Backed Securities (“ABS”) which will be issued by the Fund in a structure where Turkcell Finansman will act as the source organization. Turkcell Finansman similarly sold second financial loans amounting to TL 89,607 on 22 August 2017, third financial loans amounting to TL 90,272 on 16 February 2018, fourth financial loans amounting to TL 56,716 on 20 December 2018, fifth financial loans amounting to TL 45,983 on 24 July 2019, and sixth financial loans amounting to TL 69,183 on 30 December 2019. Turkcell Finansman transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its financial statements. Moreover, the Company did not consolidate the Fund since the activities of the Fund are not controlled by the Company and the Fund has been defined as a structured entity.

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)
(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity’s results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v)	Put option over shares relating to non-controlling interests

Where a put option is written by the Group on shares in an existing subsidiary held by non-controlling interests, the Group recognizes a financial liability at the present value of the redemption amount to reflect the put option. If the ownership risks and rewards of the shares relating to the put option is attributable to Group, the non-controlling interest is derecognized. The difference between the put option liability and the non-controlling interests derecognized is recognized in equity. For business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

Reserve for put option over shares relating to non-controlling interests included in equity arises from the difference between the fair value of the put option written by Fintur Holdings B.V. (“Fintur”) on non-controlling shares in one of its subsidiaries and the derecognized non-controlling interests relating to that put option.

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)
(vi)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The results and assets and liabilities of joint ventures are incorporated in these consolidated financial statements using the equity method of accounting.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in that entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

On acquisition of an associate, any excess of the cost of the investment over the Group’s share of the net fair values of the associate’s identifiable assets and liabilities is recognized as goodwill, which is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as part of the Group’s share of the associate profit or loss in the period in which the investment is acquired.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in (Note 16). The Group measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs of disposal. Equity accounting ceases once an associate is classified as held for sale.

(i)	Financial instruments

Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

- Those to be measured subsequently at fair value (either through OCI or through profit or loss) and

- Those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(i)	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

- Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss.

- FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method.

- FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognized in profit or loss in the period in which it arises.

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Measurement (continued)

(ii)	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

•	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and
•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies lifetime ECL measurement for all group companies except Turkcell Finansman which applies both 12 month and lifetime ECL (general approach).

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. This policy had also been applied before 1 January 2018.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 36 for a description of the Group’s impairment policies.

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Derivatives and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

Forward foreign exchange, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and option transaction fair values are calculated with market levels of interest rates and Central Bank of Republic of Turkey (CBRT) exchange rates via Bloomberg financial terminal. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk fee rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

(i)	Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

Derivatives and hedging activities (continued)

(i)	Cash flow hedges that qualify for hedge accounting (continued)

Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (“aligned time value”) are recognized within OCI in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

- Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

- The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss.

The Group has started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. IFRS 9 includes new hedge accounting rules aiming alignment with risk management activities.

The Group enters into participating cross currency swap and cross currency swap transactions in order to hedge the changes in cash flows of foreign exchange denominated fixed and floating rate financial instruments. While applying cash flow hedge accounting, the effective portion of the changes in the fair value of the hedging instrument is accounted for under “other comprehensive income/expense items to be reclassified to profit or loss” as a “hedging reserve” in equity, and the ineffective portion is recognized in profit or loss. The changes recognized in equity is reclassified and included in profit or loss in the same period when the hedged cash flows effect the profit or loss. In addition, time value of options included in participating cross currency swaps are accounted for cost of hedging and recognized under other comprehensive income.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, a hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation when the qualifying criteria are met is prohibited. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Derivatives and hedging activities (continued)

(i)	Cash flow hedges that qualify for hedge accounting (continued)

When the Group discontinues hedge accounting for a cash flow hedge it shall account for the amount that has been accumulated in the cash flow hedge reserve in accordance as follows;

-if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.

-When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

(ii)	Foreign currency hedge of net investments in foreign operations

The Company designates its foreign currency bank loans to hedge its net investment in a foreign operation. Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well.

On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the income statement (Note 16).

Financial instruments - Accounting policies applied until 31 December 2017

The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information for prior periods. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 9 are as follows. The Group’s new accounting policies are explained above.

i)	Classification

Until 31 December 2017, the Group classified its financial assets in the following categories:

•	Financial assets at fair value through profit or loss,
•	Loans and receivables,
•	Held-to-maturity investments, and
•	Available-for-sale financial assets.

The classification depended on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluated this designation at the end of each reporting period.

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Financial instruments - Accounting policies applied until 31 December 2017 (continued)

(ii)	Reclassification

The Group could choose to reclassify a non-derivative trading financial asset out of the held for trading category if the financial asset was no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables were permitted to be reclassified out of the held for trading category only in rare circumstances arising from a single event that was unusual and highly unlikely to recur in the near term. In addition, the Group could choose to reclassify financial assets that would meet the definition of loans and receivables out of the held for trading or available-for-sale categories if the Group had the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

Reclassifications were made at fair value as of the reclassification date. Fair value became the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date were subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and held-to-maturity categories were determined at the reclassification date. Further increases in estimates of cash flows adjusted effective interest rates prospectively.

(iii)	Subsequent measurement

The measurement at initial recognition did not change on adoption of IFRS 9.

Subsequent to initial recognition, loans and receivables and held-to-maturity investments were carried at amortized cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss were subsequently carried at fair value. Gains or losses arising from changes in the fair value were recognized as follows:

•	For ‘financial assets at fair value through profit or loss’ - in profit or loss
•	For available-for-sale financial assets that are monetary securities denominated in a foreign currency - translation differences related to changes in the amortized cost of the security were recognized in profit or loss and other changes in the carrying amount were recognized in other comprehensive income
•	For other monetary and non-monetary securities classified as available-for-sale - in other comprehensive income

Details on how the fair value of financial instruments is determined are disclosed in Note 36.

(iv)	Impairment

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered an indicator that the assets were impaired.

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Financial instruments - Accounting policies applied until 31 December 2017 (continued)

(iv)	Impairment (continued)

For loans and receivables, the amount of the loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in profit or loss. If a loan or held-to-maturity investment had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate determined under the contract. As a practical expedient, the Group could measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss was recognized in profit or loss.

Impairment testing of trade receivables is described in Note 36.

If there was objective evidence of impairment for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - was removed from equity and recognized in profit or loss.

Impairment losses on equity instruments that were recognized in profit or loss were not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increased in a subsequent period and the increase could be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss was reversed through profit or loss.

(j)	Property, plant and equipment
(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost less depreciation and impairment losses. Property, plant and equipment related to the Company and its subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, the decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered as transitioning out of hyperinflationary status and in 2015 it was determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are recognized included in profit or loss.

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(j)	Property, plant and equipment (continued)
(i)	Recognition and measurement (continued)

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(ii)	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)	Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

The estimated useful lives are as follows:

Buildings	21 – 25 years
Mobile network infrastructure	4 – 20 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	2 – 10 years
Motor vehicles	4 – 6 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred.

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(k)	Intangible assets
(i)	Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The useful lives for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

(ii)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software such that it will be available for use,
•	Management intends to complete the software and use or sell it,
•	There is an ability to use or sell the software,
•	It can be demonstrated how the software will generate probable future economic benefits,
•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available and
•	The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(k)	Intangible assets (continued)
(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use (“IRU”) are rights to use a portion of an asset’s capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset’s useful economic life. IRUs are amortized over the shorter of the underlying asset’s useful economic life and the contract term.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Transmission line software	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years
Indefeasible right of use	15 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

(l)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The estimated useful lives are as follows:

Investment Property	25 - 45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(m)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2019 and 2018, inventories mainly consisted of mainly mobile phones, modem, tablet, sim-cards, and tower construction materials.

(n)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(o)	Employee benefits
(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as trade and other payables in the statement of financial position.

(ii)	Termination benefits

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 6,380 as at 31 December 2019 (31 December 2018: TL 5,434), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2019 is 3.60% (31 December 2018: 4.41%). The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(o)	Employee benefits (continued)
(iii)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services acquired and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(v)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(p)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Onerous contracts

Present obligation arising under an onerous contract is recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(r)	Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value added services, interconnect revenue, monthly fixed fees, SIM card sales and roaming revenue. An entity transfers control of a service over time and, therefore, satisfies a performance obligation and recognizes revenue from telecommunication services over time.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct,
•	The promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling price. If an element of a transaction is not a distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has transferred, being the time when delivered to the end customer. For device sales made to intermediaries, revenue is recognized the time when control of the device has transferred, being when the products are delivered to the intermediary and the intermediary has no general right to return the device to receive a refund. If control is not transferred, revenue is deferred until sale of the device to an end customer by the intermediary or expiry of any right of return.

The Group, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sale to the subscribers, the instalments of which will be collected by the Group based on the letters of undertaking signed by the subscribers. With the letter of undertaking, the dealer assigns its receivables from handset sales to the distributor and the distributor assigns its receivables to the Group.

The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions as the Group does not act as principal for the sale of handset.

Starting from 2014, subscribers have the option to buy handsets using bank loans, the instalments of which are collected by the Group on behalf of the bank. The Group does not bear any credit risk in these transactions. Since the Group collects receivables during the contract period and acts as agent for the sale of handset, the Group does not recognize any revenue for the handset in these transactions.

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(r)	Revenue (continued)

Starting from 2016 the Group and distributors started to offer the option to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period, and does not record revenue related to the device since it is not the main contractor in the device sale. Revenue from financial services comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included in telecommunication services revenues.

Revenues from the betting business comprise of mainly the net takings earned to a maximum of 1.4% of gross takings as the head agent of fixed odds betting games and mobile agent revenues of 7.25% of mobile agency turnover after deducting VAT and gaming tax as the head agent. Revenues from the betting business are recognized at the time all services related to the games are fully rendered. Under the agreement signed with Spor Toto Teşkilat Müdürlüğü A.Ş. (“Spor Toto”), Inteltek Internet Teknoloji Yatırım ve Danışmanlık A.Ş. (“Inteltek”) is obliged to undertake any excess payout, which is presented on a net basis.

Azerinteltek QSC (“Azerinteltek”) received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since Azerinteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all services related to the games are fully rendered.

Azerinteltek has been authorized for Lottery games by Azerlotereya. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to the agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all services related to the games are fully rendered.

Call center revenues are recognized at the time services are rendered during the contractual period.

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service,
•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,
•	The entity has discretion in establishing the price for the specified good or service.

31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(r)	Revenue (continued)

The Company and the Ministry of Transport and Infrastructure of Turkey, Directorate General of Communications mutually agreed to extend the contract, to establish and operate mobile communication infrastructure and operation in uncovered areas, until 30 June 2020 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2019, the Company has recognized TL 191,235 (31 December 2018: TL 376,765) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in these consolidated financial statements.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime it relates to consistent with the pattern of recognition of the associated revenue.

Revenue - Accounting policies applied until 31 December 2017

The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at 1 January 2018, to retained earnings and not restate prior years. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 15 are as follows. The Group’s new accounting policies are explained above.

Contract cost

Contract costs were capitalized under prepaid expenses and amortized on a straight line basis over the contact term.

(s)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(s)	Income taxes (continued)

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkey or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

(t)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkey, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(u)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants, and are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

(v)	Non-current asset held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs of disposal.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

An associate must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, whereby the share of profits and remeasurement of carrying amounts are done in accordance with normal associate rules up to the point of classification as held for sale.

The associate or joint venture is then measured in accordance with IFRS 5. It is measured at the lower of carrying amount and fair value less costs of disposal. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

(w)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(y)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(z)	Subsequent events

Events after the reporting date; includes all events between the reporting date and the date on which the financial statements are authorized for issue, even if any announcement of profit or other selected financial information has been made publicly disclosed.

In case of events requiring correction after the reporting date, the Group corrects this new situation accordingly. Events that are not required to be adjusted subsequent to the reporting date are disclosed in the notes to the financial statements in the consolidated financial statements.

(aa)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

-	The contract involved the use of an identified asset - this may be specified explicitly or implicitly;
-	The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
-	The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and
-	The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decision are predetermined;
-	The Group has the right to operate the asset or,
-	The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

-	Amount of the initial measurement of the lease liability,
-	Any lease payments made at or before the commencement date, less any lease incentives received,
-	Any initial direct costs incurred by the Group and
-	An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 29).

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(aa)	Leases (continued)

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments,
-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date,
-	Amounts expected to be payable under a residual value guarantee and
-	The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

-     The modification increases the scope of the lease by adding the right to use one or more underlying assets and

-     The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(aa)	Leases (continued)

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

Leases - Accounting policies applied until 31 December 2017

The Group adopted IFRS 16 using modified retrospective approach - option 2 application under which the cumulative effect of initially applying the Standard recognized at the date of initial application at 1 January 2018. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 16 are as follows. The Group’s new accounting policies are explained above.

Leases of property, plant and equipment where the Group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other short-term and long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases was depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there was no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

(ab)	New standards and interpretations
i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

The Group has elected to early adopt the ‘Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform’ issued in September 2019. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter.

The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. Furthermore, the amendments set out triggers for when the reliefs will end, which include the uncertainty arising from interest rate benchmark reform no longer being present.

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(ab)	New standards and interpretations
i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

In summary, the reliefs provided by the amendments that apply to the Group are:

•	When considering the ‘highly probable’ requirement, the Group has assumed that the USD LIBOR interest rate on which our hedged debts are based does not change as a result of IBOR reform.
•	In assessing whether the hedge is expected to be highly effective on a forward-looking basis the Group has assumed that the USD LIBOR interest rate on which the cash flows of the hedged debt and the interest rate swap that hedges it are based is not altered by IBOR reform.
•	The Group has not recycled the cash flow hedge reserve relating to the period after the reforms are expected to take effect.

Note 3 provides the required disclosures of the uncertainty arising from IBOR reform for hedging relationships for which the Group applied the reliefs.

i)	Standards, amendments and interpretations applicable as at 31 December 2019
-	Amendment to IFRS 9, “Financial instruments”; effective from annual periods beginning on or after 1 January 2019. This amendment confirmed two points: (1) that reasonable compensation for prepayments can be both negative or positive cash flows when considering whether a financial asset solely has cash flows that are principal and interest and (2) that when a financial liability measured at amortized cost is modified without this resulting in de-recognition, a gain or loss should be recognized immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.
-	Amendment to IAS 28, “Investments in associates and joint venture”; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.
-	IFRIC 23, “Uncertainty over income tax treatments”; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 “Provisions, contingent liabilities and contingent assets”, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates:

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(ab)	New standards and interpretations
ii)	Standards, amendments and interpretations applicable as at 31 December 2019 (continued)
-	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:
•	IFRS 3, “Business combinations”, - a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•	IFRS 11, “Joint arrangements”, - a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•	IAS 12, “Income taxes” - a company accounts for all income tax consequences of dividend payments in the same way.
•	IAS 23, “Borrowing costs” - a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.
-	Amendments to IAS 19, “Employee benefits” on plan amendment, curtailment or settlement; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:
•	Use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and
•	Recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.
iii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2019
-	Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, “Presentation of financial statements”, and IAS 8, “Accounting policies, changes in accounting estimates and errors”, and consequential amendments to other IFRSs:

i) Use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting,
ii) Clarify the explanation of the definition of material, and
iii) Incorporate some of the guidance in IAS 1 about immaterial information

This amendment has no material effect on the Group’s financial statements.

-	Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations. This amendment has no material effect on the Group’s financial statements.

-	IFRS 17, “Insurance contracts”; effective from annual periods beginning on or after 1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features. This amendment has no material effect on the Group’s financial statements.

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group’s operations and the changes in market conditions.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at amortize cost, derivative financial instruments, trade receivables, receivables from financial services, due from related parties and other assets (Note 36).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. This allowance comprises the general provision which is determined based on a loss event.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2019, guarantees of TL 3,323,318 were outstanding (31 December 2018: TL 4,988,580).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held time deposits TL 632,022
(31 December 2018: TL 587,007) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 36) and cash and cash equivalents (Note 24) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

40

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and as of 1 July 2018 the Company applies hedge accounting.

Details of the Company’s foreign exchange risk is disclosed in Note 36.

(ii)	Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short term and long term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives.

The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 36) and to that extent are also exposed to the risk of future changes in market interest rates.

Effect of IBOR reform

Following the financial crisis, the reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There is currently uncertainty around the timing and precise nature of these changes. The Group’s risk exposure that is directly affected by the interest rate benchmark reform is its USD 65,338 7-year floating-rate debt. The Group has hedged this debt with participating cross currency swap, and it has designated the participating cross currency swap in a cash flow hedge of the variability in cash flows of the debt, due to changes in 6 month USD LIBOR that is the current benchmark interest rate. The nominal amount of the hedging instruments in those hedging relationships is USD 65,338.

The Group treasury department oversees The Group’s USD LIBOR transition plan. This transition project will include changes to systems, processes, risk and valuation models, as well as managing related tax and accounting implications. The Group currently anticipates that the areas of greatest change will be amendments to the contractual terms of USD LIBOR-referenced floating-rate debt and participating cross currency swap, and updating hedge designations.

Effect of IBOR reform – significant assumptions

In calculating the change in fair value attributable to the hedged risk of floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

- The floating-rate debt will move to an alternative benchmark rate during 2022, and the spread will be similar to the spread included in the participating cross currency swap used as the hedging instrument;

41

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Market risk (continued)

(ii)	Interest rate risk (continued)

Effect of IBOR reform – significant assumptions (continued)

- No other changes to the terms of the floating-rate debt are anticipated; and

- The Group has incorporated the uncertainty over when the floating-rate debt will move to an alternative benchmark rate, the resulting adjustment to the spread, and the other aspects of the reform that have not yet been finalized by adding an additional spread to the discount rate used in the calculation.

4.	Segment information

The Group has two reportable segments in accordance with its integrated communication and technology services strategy - Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of the Company, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lifecell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. The other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman, Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”), Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.(“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

42

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Total segment revenue	21,487,156	18,092,586	2,002,789	1,456,980	2,217,979	2,113,681	(570,789)	(370,772)	25,137,135	21,292,475
Inter-segment revenue	(79,318)	(46,355)	(94,703)	(69,657)	(396,768)	(254,760)	570,789	370,772	—	—
Revenues from external customers	21,407,838	18,046,231	1,908,086	1,387,323	1,821,211	1,858,921	—	—	25,137,135	21,292,475
Adjusted EBITDA	8,789,179	7,403,822	903,896	612,697	765,798	801,687	(32,454)	(30,224)	10,426,419	8,787,982
Net impairment losses on financial and contract assets	(223,879)	(248,171)	(5,109)	(4,088)	(109,869)	(94,131)	—	—	(338,857)	(346,390)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Total segment revenue	18,092,586	15,340,866	1,456,980	1,067,078	2,113,681	1,297,545	(370,772)	(73,425)	21,292,475	17,632,064
Inter-segment revenue	(46,355)	(31,757)	(69,657)	(40,897)	(254,760)	(771)	370,772	73,425	—	—
Revenues from external customers	18,046,231	15,309,109	1,387,323	1,026,181	1,858,921	1,296,774	—	—	21,292,475	17,632,064
Adjusted EBITDA	7,403,822	5,504,124	612,697	263,962	801,687	467,580	(30,224)	(7,412)	8,787,982	6,228,254
Net impairment (losses)/gains on financial and contract assets	(248,171)	49,468	(4,088)	(6,070)	(94,131)	(79,676)	—	—	(346,390)	(36,278)

43

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)
	2019	2018	2017

Profit for the period	3,276,690	2,177,335	2,037,759
Add(Less):

(Profit)/loss from discontinued operations	(772,436)	—	—

Profit from continuing operations	2,504,254	2,177,335	2,037,759
Income tax expense	785,630	495,481	571,758
Finance income	(297,450)	(1,677,114)	(597,246)
Finance costs	2,025,118	3,364,072	920,112
Other income	(140,705)	(241,435)	(74,438)
Other expenses	487,295	381,582	773,329
Depreciation and amortization	5,046,565	4,287,974	2,596,980
Share of loss of equity accounted investees	15,712	87	—
Consolidated adjusted EBITDA	10,426,419	8,787,982	6,228,254

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2019	2018	2017
Revenues
Turkey	23,229,046	19,636,682	16,431,863
Ukraine	1,322,116	923,181	664,643
Belarus	366,314	293,181	209,884
Turkish Republic of Northern Cyprus	209,109	169,014	148,637
Netherlands	8,396	366	—
Germany	2,154	1,580	3,016
Azerbaijan	—	268,471	174,021
	25,137,135	21,292,475	17,632,064

Non-current assets	31 December 2019	31 December 2018
Turkey	22,737,468	21,037,351
Ukraine	3,030,095	2,751,277
Belarus	219,281	293,622
Turkish Republic of Northern Cyprus	198,732	177,380
Unallocated non-current assets	197,255	168,536
	26,382,831	24,428,166

44

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Telecommunication services	19,157,657	16,636,497	1,780,793	1,281,595	—	—	(60,147)	(58,335)	20,878,303	17,859,757
Equipment revenues	2,130,135	1,209,745	115,905	101,350	—	—	—	—	2,246,040	1,311,095
Revenue from financial services	—	—	—	—	1,141,712	1,121,768	(839)	(2,647)	1,140,873	1,119,121
Call center revenues	21,851	12,954	17,008	9,763	308,126	211,195	(34,542)	(30,740)	312,443	203,172
Commission fees on betting business	—	—	—	—	132,300	200,315	—	—	132,300	200,315
Revenue from betting business	—	—	—	—	—	268,470	—	—	—	268,470
Other	177,513	233,390	89,083	64,272	635,841	311,933	(475,261)	(279,050)	427,176	330,545
Total	21,487,156	18,092,586	2,002,789	1,456,980	2,217,979	2,113,681	(570,789)	(370,772)	25,137,135	21,292,475

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Telecommunication services	16,636,497	14,159,955	1,281,595	952,246	—	—	(58,335)	(71,143)	17,859,757	15,041,058
Equipment revenues	1,209,745	1,033,647	101,350	69,801	—	—	—	—	1,311,095	1,103,448
Revenue from financial services	—	—	—	—	1,121,768	715,754	(2,647)	(754)	1,119,121	715,000
Call center revenues	12,954	8,395	9,763	7,706	211,195	224,973	(30,740)	(8,395)	203,172	232,679
Commission fees on betting business	—	—	—	—	200,315	181,886	—	—	200,315	181,886
Revenue from betting business	—	—	—	—	268,470	174,021	—	—	268,470	174,021
Other	233,390	138,869	64,272	37,325	311,933	911	(279,050)	6,867	330,545	183,972
Total	18,092,586	15,340,866	1,456,980	1,067,078	2,113,681	1,297,545	(370,772)	(73,425)	21,292,475	17,632,064

45

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue (continued)
	2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	19,157,657	1,780,793	—	(60,147)	20,878,303
At a point in time	198,734	10,555	—	—	209,289
Over time	18,958,923	1,770,238	—	(60,147)	20,669,014
Equipment Related	2,130,135	115,905	—	—	2,246,040
At a point in time	2,050,055	115,905	—	—	2,165,960
Over time	80,080	—	—	—	80,080
Revenue from financial operations	—	—	1,141,712	(839)	1,140,873
At a point in time	—	—	222,930	(839)	222,091
Over time	—	—	918,782	—	918,782
Call Center	21,851	17,008	308,126	(34,542)	312,443
At a point in time	—	—	—	—	—
Over time	21,851	17,008	308,126	(34,542)	312,443
Commission fees on betting business	—	—	132,300	—	132,300
At a point in time	—	—	—	—	—
Over time	—	—	132,300	—	132,300
Revenue from betting business	—	—	—	—	—
At a point in time	—	—	—	—	—
Over time	—	—	—	—	—
All other segments	177,513	89,083	635,841	(475,261)	427,176
At a point in time	37,726	19,300	2,306	(657)	58,675
Over time	139,787	69,783	633,535	(474,604)	368,501
Total	21,487,156	2,002,789	2,217,979	(570,789)	25,137,135
At a point in time	2,286,515	145,760	225,236	(1,496)	2,656,015
Over time	19,200,641	1,857,029	1,992,743	(569,293)	22,481,120

46

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue (continued)
	2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	16,636,497	1,281,595	—	(58,335)	17,859,757
At a point in time	102,524	—	—	(11,504)	91,020
Over time	16,533,973	1,281,595	—	(46,831)	17,768,737
Equipment Related	1,209,745	101,350	—	—	1,311,095
At a point in time	1,203,058	101,350	—	—	1,304,408
Over time	6,687	—	—	—	6,687
Revenue from financial operations	—	—	1,121,768	(2,647)	1,119,121
At a point in time	—	—	254,383	(2,647)	251,736
Over time	—	—	867,385	—	867,385
Call Center	12,954	9,763	211,195	(30,740)	203,172
At a point in time	—	—	—	—	—
Over time	12,954	9,763	211,195	(30,740)	203,172
Commission fees on betting business	—	—	200,315	—	200,315
At a point in time	—	—	—	—	—
Over time	—	—	200,315	—	200,315
Revenue from betting business	—	—	268,470	—	268,470
At a point in time	—	—	—	—	—
Over time	—	—	268,470	—	268,470
All other segments	233,390	64,272	311,933	(279,050)	330,545
At a point in time	142,504	8,556	7,576	—	158,636
Over time	90,886	55,716	304,357	(279,050)	171,909
Total	18,092,586	1,456,980	2,113,681	(370,772)	21,292,475
At a point in time	1,448,086	109,906	261,959	(14,151)	1,805,800
Over time	16,644,500	1,347,074	1,851,722	(356,621)	19,486,675

6.	Other income and expense

Other income amounted to TL 140,705, TL 241,435 and TL 74,438 for the years ended
31 December 2019, 2018 and 2017, respectively.

Other income for the year ended 31 December 2019 comprises gain on sale of fixed assets amounted to TL 47,169, rent income amounted to TL 6,522 and other miscellaneous expenses. Other income for the year ended 31 December 2018 consists of gain on sale of fixed assets amounted to TL 43,727, reversal of legal provisions amounted to TL 21,054 and other miscellaneous expenses. Other income for the year ended 31 December 2017 comprises gain on sale of fixed assets amounted to TL 33,837 and other miscellaneous expenses.

Other expenses amounted to TL 487,295, TL 381,582 and TL 773,329 for years ended 31 December 2019, 2018 and 2017, respectively.

Other expenses for the year ended 31 December 2019 mainly consist of tax settlements, restructuring costs and litigation expenses amounted to TL 199,000, TL 91,710 and TL 29,444, respectively. Other expenses for the years ended 31 December 2018 and 2017 mainly consist of donations and litigation expenses amounted to TL 176,321 (2017: TL 113,085) and TL 87,099 (2017: TL 585,585).

47

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7.	Employee benefit expenses
	2019	2018	2017
Wages and salaries (*)	2,503,611	2,030,641	1,746,147
Employee termination benefits (**)	31,799	29,140	32,862
Defined contribution plans	12,785	9,361	8,107
	2,548,195	2,069,142	1,787,116

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of employee termination benefits for the years ended 31 December 2019, 2018 and 2017 amounting to
TL 36,385, TL (12,699) and TL 3,738 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

8.	Finance income and costs

Recognized in the statement of profit or loss:

	2019	2018	2017
Interest income	288,010	395,045	278,599
Net fair value gains on derivative financial instruments and interest	—	654,933	317,542
Cash flow hedges - reclassified to profit or loss	—	568,370	—
Other	9,440	58,766	1,105
Finance income	297,450	1,677,114	597,246

Net foreign exchange losses	(1,039,618)	(2,695,045)	(718,501)
Net interest expenses for financial assets and liabilities measured at amortized cost	(864,492)	(552,101)	(193,311)
Net fair value losses on derivative financial instruments and interest	(550,438)	—	—
Cash flow hedges - reclassified to profit or loss	461,133	—	—
Other	(31,703)	(116,926)	(8,300)
Finance costs	(2,025,118)	(3,364,072)	(920,112)
Net finance costs	(1,727,668)	(1,686,958)	(322,866)

Finance incomes for the years ended 31 December 2019, are mainly attributable to interest income on bank deposits.

Finance income for the years ended 31 December 2018 and 2017 are mainly attributable to interest income on contracted handset sales, changes in fair value of derivative financial instruments, interest income on bank deposits and cash flow hedge.

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and cash and cash equivalents.

Finance costs for year ended 31 December 2019, 2018 and 2017 are mainly attributable to the financing costs of borrowings, foreign exchange losses from operating and financing activities.

Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses incurred in the foreign operations’ individual financial statements, which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

48

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense
	2019	2018	2017

Current income tax expense	(570,509)	(654,953)	(437,967)
Deferred income tax (expense)/credit	(215,121)	159,472	(133,791)
Total income tax expense	(785,630)	(495,481)	(571,758)

Income tax expense is attributable to profit from continuing operations.

Income tax relating to each component of other comprehensive income 2019	Before tax	Tax (expense)/ credit	Net of tax
Foreign currency translation differences	536,796	(99,234)	437,562
Change in cash flow hedge reserve	(217,877)	47,933	(169,944)
Change in cost of hedging reserve	75,605	(16,634)	58,971
Fair value reserve	4,451	(979)	3,472
Hedges of net investments in foreign operations	(55,389)	12,186	(43,203)
Remeasurements of employee termination benefits	(36,385)	8,005	(28,380)
	307,201	(48,723)	258,478

2018
Foreign currency translation differences	850,188	(226,667)	623,521
Change in cash flow hedge reserve	19,156	(4,214)	14,942
Change in cost of hedging reserve	(347,602)	76,472	(271,130)
Remeasurements of employee termination benefits	12,699	(2,794)	9,905
	534,441	(157,203)	377,238

2017
Foreign currency translation differences	100,149	(107,299)	(7,150)
Remeasurements of employee termination benefits	(3,738)	748	(2,990)
	96,411	(106,551)	(10,140)

49

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

Reconciliation of income tax expense

	2019	2018	2017
Profit from continuing operations before income tax expense	3,289,884	2,672,816	2,609,517
(Loss) from discontinued operations before income tax expense	772,436	—	—
Profit before income tax expense	4,062,320	2,672,816	2,609,517

Tax at the Turkey’s tax rate	(893,710)	(588,020)	(521,903)
Difference in overseas tax rates	(12,580)	7,617	4,133
Effect of exemptions (*)	123,878	198,160	73,916
Effect of amounts which are not deductible and permanent differences	(134,538)	(91,778)	(102,102)
Tax exemption from subsidiary sale (**)	169,936	24,268	—
Change in unrecognized deferred tax assets (***)	(46,865)	(50,551)	(41,340)
Adjustments for current tax of prior years	3,880	2,510	11,280
Tax effect of investment in associate and joint venture	2,592	—	—
Other	1,777	2,313	4,258
Total income tax expense	(785,630)	(495,481)	(571,758)

(*) Mainly comprises of research and development tax credit exemption effect. For the year ended 31 December 2018, includes the exemption effect of Fintur amounted to TL 76,164.

(**) For the years ended 31 December 2019 and 2018, includes the Group’s transfer of its total shareholding in Fintur and Azerinteltek, respectively (Note 39).

(***) Mainly comprises of tax losses for which no deferred tax asset has been recognized.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income. On 5 December 2017, Turkey’s Law No. 7061 on the Amendment of Certain Tax Laws and Some Other Laws, and which was adopted on
28 November 2017, was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law, No. 5520, from the current 20% rate to 22% for tax years 2018, 2019, and 2020; the change took effect on the Law’s date of publication. The corporate tax rate is expected to decrease to 20% from 2021 onwards.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns by the 25th day of the fourth month following the closing of the accounting year to which they relate. Corporate tax payment is made by the end of the month in which the tax return is filed. The tax authorities may, however, examine such returns and the underlying accounting records, and may revise assessments within a five-year period. Advance tax returns are filed on a quarterly basis.

In Turkey, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

50

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 15% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax.

Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

75% of the profits arising from the sale of affiliate shares, founders’ shares, redeemed shares and preemptive rights that are held by the corporations for at least two years are exempted from corporate tax. However, as of 5 December 2017, the date of the publication of the Law No. 7061, 50% of the profits arising from the sale of immovable properties included in the assets of corporations for two years are exempted from corporate tax. The exemption rate had been 75% prior to this date. In order to benefit from these exemptions, profits must be recorded under a passive fund account on the balance sheet and not withdrawn for 5 years. Also, the sale amounts must be received until the end of the second calendar year following the sale.

Pursuant to Article 10/13-h of Law No.7143 published in the Official Gazette dated 18 May 2018 and numbered 30425;

• For the resident real persons and institutions,

-	Income from the sale of non-resident subsidiary shares,
-	Participation income from non-resident subsidiaries,
-	Commercial income through permanent establishment and permanent representatives abroad,

including those obtained until the date 31 October 2018, are exempted from income tax or corporation tax under condition that incomes are transferred from the effective date of Article until
31 December 2018. In accordance with the Presidential Decree dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, including those obtained until the date 30 April 2019, income from the sale of non-resident subsidiary’s shares are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

• For the resident real persons and institutions, income from the liquidation of non-resident institutions are exempt from income tax or corporation tax under condition that incomes are transferred to Turkey until the date 31 December 2018. In accordance with the President Decision dated
29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, income from the liquidation of non-resident institutions are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

51

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2019, 2018 and 2017 is as follows:

Cost of revenue:

	2019	2018	2017
Depreciation and amortization (*)	(5,046,565)	(4,287,974)	(2,596,980)
Cost of goods sold	(2,278,283)	(1,284,180)	(965,054)
Treasury share	(2,191,427)	(1,884,556)	(1,669,807)
Interconnection and termination expenses	(1,909,614)	(1,763,414)	(1,607,079)
Employee benefit expenses	(1,501,617)	(1,193,953)	(1,041,755)
Frequency expenses	(802,950)	(622,390)	(278,727)
Radio expenses	(734,583)	(508,884)	(844,941)
Transmission expenses	(335,980)	(326,080)	(218,221)
Universal service fund	(297,053)	(256,454)	(221,431)
Cost of revenue from financial services (**)	(240,297)	(378,477)	(283,000)
Roaming expenses	(238,147)	(226,806)	(177,258)
Billing and archiving expenses	(48,970)	(50,929)	(55,185)
Others	(1,457,994)	(1,361,896)	(1,390,736)
	(17,083,480)	(14,145,993)	(11,350,174)

(*) As at 31 December 2019, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 26,478 (31 December 2018: TL 16,321; 31 December 2017: TL 8,828).

(**) As at 31 December 2019, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 11,358 (31 December 2018: TL 8,532; 31 December 2017: TL 4,789).

Selling and marketing expenses:

	2019	2018	2017
Marketing expenses	(554,538)	(551,127)	(532,989)
Employee benefit expenses	(551,801)	(440,976)	(394,421)
Selling expenses	(349,269)	(555,158)	(898,936)
Frequency usage fees related to prepaid subscribers (**)	—	—	(82,994)
Others	(99,581)	(79,453)	(96,080)
	(1,555,189)	(1,626,714)	(2,005,420)

(**) Starting from 1 January 2018, frequency usage fees related to prepaid subscribers are shown under net impairment losses on financial and contract assets according to IFRS 9.

52

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature (continued)

Administrative expenses:

	2019	2018	2017
Employee benefit expenses	(483,419)	(425,681)	(346,151)
Collection expenses	(57,097)	(37,525)	(20,415)
Consultancy expenses	(51,308)	(38,252)	(50,247)
Travel and entertainment expenses	(34,644)	(38,406)	(30,957)
Maintenance and repair expenses	(26,610)	(26,867)	(24,342)
Rent expenses	—	—	(36,280)
Net impairment expense recognized on receivables	—	—	(36,278)
Other	(126,677)	(106,639)	(100,526)
	(779,755)	(673,370)	(645,196)

Net impairment losses on financial and contract assets:

	2019	2018	2017
Net impairment losses on financial and contract assets	(338,857)	(346,390)	—
	(338,857)	(346,390)	—

53

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment
Cost	Balance as at 1 January 2019	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 December 2019
Network infrastructure (All operational)	19,132,278	708,891	(756,889)	1,982,073	—	956,638	22,022,991
Land and buildings	929,901	52,877	—	220,637	—	7,908	1,211,323
Equipment, fixtures and fittings	803,500	97,225	(48,813)	1,446	—	13,051	866,409
Motor vehicles	40,106	3,833	(491)	—	—	1,070	44,518
Leasehold improvements	327,492	5,418	(7)	317	—	2,617	335,837
Construction in progress	512,087	2,354,918	(2,058)	(2,216,841)	(3,125)	21,347	666,328
Total	21,745,364	3,223,162	(808,258)	(12,368)	(3,125)	1,002,631	25,147,406

Accumulated depreciation
Network infrastructure (All operational)	9,446,217	2,006,650	(738,527)	31,327	14,543	622,603	11,382,813
Land and buildings	239,088	58,292	—	(16,359)	—	4,605	285,626
Equipment, fixtures and fittings	633,507	80,254	(39,143)	(11,440)	—	10,749	673,927
Motor vehicles	34,230	2,923	(296)	—	—	983	37,840
Leasehold improvements	276,006	30,776	(7)	—	339	1,595	308,709
Total	10,629,048	2,178,895	(777,973)	3,528	14,882	640,535	12,688,915

Net book amount	11,116,316	1,044,267	(30,285)	(15,896)	(18,007)	362,096	12,458,491

Depreciation expenses for the years ended 31 December 2019, 2018 and 2017 amounting to TL 2,196,902, TL 1,888,834 and TL 1,499,242, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2019, 2018 and 2017 are TL 18,007, TL 34,382 and TL 39,721, respectively and are recognized in depreciation expenses.

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 6.5%, 6.8% and 10.0%, TL 123,449 and TL 75,054 and TL 66,513 for the years ended 31 December 2019, 2018 and 2017 respectively.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

Network infrastructure mainly consists of mobile and fixed network infrastructure investments.

54

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment (continued)
Cost	Balance as at 1 January 2018	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Disposal of subsidiary	Effects of movements in exchange rates	Transfer to investment property	Balance as at 31 December 2018
Network infrastructure (All operational)	15,480,128	650,610	(232,888)	2,270,262	—	(15,081)	979,247	—	19,132,278
Land and buildings	786,058	28,828	(2,535)	156,540	—	—	6,831	(45,821)	929,901
Equipment, fixtures and fittings	728,202	59,311	(15,827)	10,712	—	(4,041)	25,143	—	803,500
Motor vehicles	37,216	3,121	(775)	—	—	(1,400)	1,944	—	40,106
Leasehold improvements	314,867	5,998	(547)	3,123	—	(1,639)	5,690	—	327,492
Construction in progress	672,294	2,260,360	(670)	(2,448,448)	(10,744)	—	39,295	—	512,087
Total	18,018,765	3,008,228	(253,242)	(7,811)	(10,744)	(22,161)	1,058,150	(45,821)	21,745,364

Accumulated depreciation
Network infrastructure (All operational)	7,326,559	1,693,374	(218,894)	—	23,568	(6,887)	628,497	—	9,446,217
Land and buildings	209,918	50,514	(274)	—	9	—	4,686	(25,765)	239,088
Equipment, fixtures and fittings	539,827	77,694	(10,839)	—	49	(2,694)	29,470	—	633,507
Motor vehicles	31,306	2,637	(712)	—	—	(918)	1,917	—	34,230
Leasehold improvements	245,747	30,233	(547)	—	12	(1,639)	2,200	—	276,006
Total	8,353,357	1,854,452	(231,266)	—	23,638	(12,138)	666,770	(25,765)	10,629,048

Net book amount	9,665,408	1,153,776	(21,976)	(7,811)	(34,382)	(10,023)	391,380	(20,056)	11,116,316

55

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets

Turkcell - 2G License

On 27 April 1998, the Company was granted a 25-year GSM license (the “2G License”) for a consideration of USD 500,000, the carrying amount of the 2G license is TL 149,443 at 31 December 2019 (31 December 2018: TL 195,425) and it is amortized over 25 years.

Turkcell - 3G License

On 30 April 2009, the Company signed a license agreement (the “3G License”) with the ICTA, which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A-type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for 20 years starting from 30 April 2009. The carrying amount of the 3G License is TL 359,071 at 31 December 2019 (31 December 2018: TL 397,543) and is amortized over 25 years.

Turkcell - 4.5G License

On 26 August 2015, the “Authorization Tender on IMT Services and Infrastructure” publicly known as the 4.5G license tender, was held by the Information Technologies and Communication Authority and the Company was granted a total frequency band of 172.4M Hz for 13 years for a consideration of
EUR 1,623,460 (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators commenced service delivery for 4.5G from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The carrying amount of the 4.5G License is TL 3,723,232 at 31 December 2019 (31 December 2018: TL 4,125,743).

56

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)
Cost	Balance at 1 January 2019	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2019
Telecommunication licenses	8,722,998	8,871	(17,035)	29,161	—	388,622	9,132,617
Computer software	8,539,038	1,441,780	(44,952)	89,729	—	108,329	10,133,924
Transmission line software	73,139	1,240	—	—	—	—	74,379
Central betting system operating right	11,981	445	—	—	—	—	12,426
Indefeasible right of usage	117,618	—	—	—	—	—	117,618
Brand name	7,040	700	—	—	—	—	7,740
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	32,834
Subscriber acquisition cost	2,034,053	1,232,539	(39,496)	—	—	21,763	3,248,859
Other	50,005	50,334	(61)	(8,972)	—	2,636	93,942
Construction in progress	18,007	85,202	—	(96,991)	(585)	7,819	13,452
Total	19,622,225	2,821,111	(101,544)	12,927	(585)	529,169	22,883,303

Accumulated amortization
Telecommunication licenses	2,948,235	611,197	(17,035)	—	17	90,554	3,632,968
Computer software	5,481,895	768,238	(41,214)	7,770	1,902	71,542	6,290,133
Transmission line software	67,017	4,585	—	—	—	—	71,602
Central betting system operating right	12,074	301	—	—	—	—	12,375
Indefeasible right of usage	31,855	8,565	—	—	—	—	40,420
Brand name	7,040	—	—	—	—	—	7,040
Customer base	12,211	437	—	—	—	—	12,648
Subscriber acquisition cost	974,200	495,861	(39,496)	—	—	17,041	1,447,606
Other	37,526	29,032	(61)	(7,940)	36	1,856	60,449
Total	9,572,053	1,918,216	(97,806)	(170)	1,955	180,993	11,575,241

Net book amount	10,050,172	902,895	(3,738)	13,097	(2,540)	348,176	11,308,062

Amortization expenses for the years ended 31 December 2019, 2018 and 2017 amounting to TL 1,920,756, TL 1,580,319 and TL 1,095,401, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on intangible assets for the years ended 31 December 2019, 2018 and 2017 are TL 2,540, TL 3,232 and TL 1,986, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 206,064 for the year ended
31 December 2019 (31 December 2018: TL 171,442). The amortization expenses related to capitalized software development costs for the years ended 31 December 2019, 2018 and 2017 amounting to TL 47,591, TL 40,934 and TL 37,532, respectively are recognized in cost of revenue.

57

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2018	Impact of IFRS 15 adaption	Additions	Disposals	Transfers	Impairment	Disposal of subsidiary	Effects of movements in exchange rates	Balance at 31 December 2018
Telecommunication licenses	8,139,628	—	6,394	(220,986)	466,379	—	—	331,583	8,722,998
Computer software	7,117,116	—	1,175,040	(4,822)	159,453	—	(18,370)	110,621	8,539,038
Transmission line software	71,820	—	1,319	—	—	—	—	—	73,139
Central betting system operating right	11,981	—	—	—	—	—	—	—	11,981
Indefeasible right of usage	112,556	—	5,062	—	—	—	—	—	117,618
Brand name	7,040	—	—	—	—	—	—	—	7,040
Customer base	15,512	—	—	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	—	—	32,834
Subscriber acquisition cost	—	1,431,901	583,809	—	—	—	—	18,343	2,034,053
Other	42,749	—	7,473	(37)	11	—	(191)	—	50,005
Construction in progress	127,637	—	485,815	—	(618,032)	—	—	22,587	18,007
Total	15,678,873	1,431,901	2,264,912	(225,845)	7,811	—	(18,561)	483,134	19,622,225

Accumulated amortization
Telecommunication licenses	2,419,230	—	533,311	(184,582)	—	—	—	180,276	2,948,235
Computer software	4,770,880	—	663,967	(3,071)	—	3,232	(12,793)	59,680	5,481,895
Transmission line software	62,468	—	4,549	—	—	—	—	—	67,017
Central betting system operating right	11,491	—	583	—	—	—	—	—	12,074
Indefeasible right of usage	23,274	—	8,581	—	—	—	—	—	31,855
Brand name	6,512	—	528	—	—	—	—	—	7,040
Customer base	11,774	—	437	—	—	—	—	—	12,211
Subscriber acquisition cost	—	601,890	360,232	—	—	—	—	12,078	974,200
Other	32,834	—	4,899	(31)	—	—	(176)	—	37,526
Total	7,338,463	601,890	1,577,087	(187,684)	—	3,232	(12,969)	252,034	9,572,053

Net book amount	8,340,410	830,011	687,825	(38,161)	7,811	(3,232)	(5,592)	231,100	10,050,172

58

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets

The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. At
31 December 2019, no impairment test has been carried out since there is no impairment indicator in any of the Group’s CGUs.

14.	Investment properties
	31 December 2019	31 December 2018
Cost
Opening balance	145,759	99,938
Addition	987	—
Transfer to property, plant and equipment	(100,463)	45,821
Closing balance	46,283	145,759

Accumulated depreciation
Opening balance	(130,334)	(98,958)
Transfer to property, plant and equipment	103,262	(25,765)
Depreciation and impairment charges
during the year	(2,928)	(5,611)
Closing balance	(30,000)	(130,334)

Net book amount	16,283	15,425

Determination of the fair values of the Group’s investment properties

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2019 is TL 4,078 (31 December 2018: TL 3,092 and 31 December 2017: TL 2,821). There is TL 522 direct operating expense for investment properties during the year ended 31 December 2019 (31 December 2018: None and 31 December 2017: TL 22).

59

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)

The Group’s investment properties and their fair values at 31 December 2019 and 2018 are as follows:

31 December 2019	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	-	-	21,520	Income capitalization approach
Investment properties in Ankara	-	-	14,400	Market approach
Investment properties in Istanbul	-	-	14,585	Market approach
	-	-	50,505

31 December 2018	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	-	-	17,960	Income capitalization approach
Investment properties in Ankara	-	-	15,915	Market approach
Investment properties in Istanbul	-	-	13,800	Market approach
	-	-	47,675

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

60

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Right of use assets

As of 1 January 2018, The Company provided a right of use asset equal to the lease liability adjusted for prepaid or accrued rent payments. In accordance with this methodology, the application of IFRS 16 does not impact the Group’s retained earnings as of 1 January 2018.

Closing balances of right of use assets as of 31 December 2019 and 31 December 2018 and depreciation and amortization expenses for the years ended
31 December 2019 and 31 December 2018 is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2019	1,021,638	135,158	50,538	109,883	1,317,217	8,643	323,742	332,385	1,649,602
Depreciation and amortization charge for the year	(506,386)	(54,605)	(150,282)	(159,784)	(871,057)	(8,849)	(46,073)	(54,922)	(925,979)
Balance at 31 December 2019	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2018	1,077,517	146,826	226,243	115,652	1,566,238	12,321	—	12,321	1,578,559
Depreciation and amortization charge for the year	(451,850)	(43,563)	(181,741)	(81,325)	(758,479)	(6,458)	(48,273)	(54,731)	(813,210)
Balance at 31 December 2018	1,021,638	135,158	50,538	109,883	1,317,217	8,643	323,742	332,385	1,649,602

As at 31 December 2019, the Company has additions to right of use assets amounting to TL 1,209,008 (31 December 2018: TL 1,156,973) and interest expense on lease liabilities amounting to TL 282,769 (31 December 2018: TL 210,200). Depreciation expense amounting to TL 925,979 (31 December 2018: TL 813,210) is recognized in cost of revenues.

61

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Asset held for sale and discontinued operations

Disposal of Fintur

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased as of from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of the carrying amount and fair value less costs to sell.

The delay in the sales process during 2018 was caused by events and circumstances beyond the Company’s control.

Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatırım Dış Ticaret A.Ş. (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of
EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously.

Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on
20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals.

Fintur, has transferred its total shareholding in Kcell JSC to Kazakhtelecom JSC (“Kazakhtelecom”), established in Kazakhstan, a fixed line operator controlled by the government of the Republic of Kazakhstan through sovereign wealth fund Samruk-Kazyna for a total consideration of USD 302,571.

The definitive agreement has been signed on 12 December 2018. The transfer of shares to Kazakhtelecom and the transfer of proceeds to Fintur were completed simultaneously on 21 December 2018.

The Company signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). The transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to obtainment of regulatory approvals on 29 March 2019. The final transaction value is realized as TL 2,229,595 (EUR 352,851). The share transfer has been completed in 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the consolidated financial statements.

Reconciliation of Fintur sales for the period ended 31 December 2019 is stated as below:

31 December 2019
Consideration received or receivable:
Cash	2,229,595
Total disposal consideration	2,229,595
Carrying amount of net assets sold	(1,825,292)
Gain on sale before income tax and reclassification of foreign currency translation reserve	404,303
Reclassification of foreign currency translation reserve	368,133
Income tax expense on gain	—
Gain on sale after income tax	772,436

Subsequent to recognition of Fintur disposal for the three months period ended 31 March 2019, the Company has recognized compensation expense, which has been paid on 23 July 2019 according to Kcell Share Purchase Agreement amounting to TL 59,224 (USD 10,448).

62

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Other non-current assets

	2019	2018
Prepaid expenses	133,914	89,603
Receivables from the Public Administration	72,848	72,848
Advances given for property, plant and equipment	59,959	216,894
Deposits and guarantees given	34,602	27,071
VAT receivable	1,902	2,318
Others	1,045	12,572
	304,270	421,306
18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2019 and 2018 are attributable to the following:

	Assets		Liabilities		Net
	2019	2018	2019	2018	2019	2018
Property, plant and equipment and intangible assets	145,242	106,128	(1,915,567)	(936,167)	(1,770,325)	(830,039)
Investment	32,926	32,926	—	—	32,926	32,926
Derivative instruments	24,303	15,380	(349,797)	(429,162)	(325,494)	(413,782)
Reserve for employee termination benefits and provisions	167,589	155,132	(36,289)	(45,581)	131,300	109,551
Tax losses carried forward	258,040	224,179	—	—	258,040	224,179
Tax allowances	59,176	20,554	—	—	59,176	20,554
Other assets and liabilities (*)	668,327	248,251	(30,238)	(101,268)	638,089	146,983
Deferred tax assets/(liabilities)	1,355,603	802,550	(2,331,891)	(1,512,178)	(976,288)	(709,628)
Offsetting	(1,166,261)	(649,818)	1,166,261	649,818	—	—
Net deferred tax assets/(liabilities)	189,342	152,732	(1,165,630)	(862,360)	(976,288)	(709,628)

(*) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities deferred tax assets.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2019 and 2018 were as follows:

	2019	2018

Opening balance	(709,628)	(555,062)
IFRS 9 and 15 effects	—	(141,213)
Income statement charge	(215,121)	159,472
Tax charge relating to components of other comprehensive income	(48,723)	(157,203)
Prior year corporate tax base differences	—	(8,608)
Exchange differences	(2,816)	(7,014)
Closing balance, net	(976,288)	(709,628)

63

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities (continued)

The Group did not recognize deferred income tax assets of TL 6,588,723 (31 December 2018: TL 5,310,000) in respect of tax losses amounting to TL 1,199,670 (31 December 2018: TL 972,730) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by lifecell and Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2020	297
2021	220,895
2022	135,055
2023	204,933
2024	346,592
2025	1,201,315
2026	51,353
2027	579,546
2028	169,906
Indefinite	3,678,831
Total	6,588,723

19.	Trade receivables and accrued revenue
	31 December 2019	31 December 2018
Receivables from subscribers	2,090,242	1,647,236
Accounts and notes receivable	745,442	555,436
Undue assigned contracted receivables	298,291	271,306
	3,133,975	2,473,978

Trade receivables are shown net of provision for impairment amounting to TL 620,247, as at 31 December 2019 (31 December 2018: TL 728,830). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 36. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 36.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 332,180 and TL 174,975 at 31 December 2019 and 2018, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 116,462 (31 December 2018: TL 115,001) is presented under non-current trade receivable amounted to TL 148,159 (31 December 2018: TL 115,001).

64

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Receivables from financial services

	31 December 2019	31 December 2018
Current receivables from financial services	2,319,122	3,318,255
Non-current receivables from financial services	123,136	884,686
	2,442,258	4,202,941

Movements in provision for impairment of receivables from financial services are disclosed in Note 36.

Starting from 2016 the Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and does not recognize handset revenue since it is not acting as principal in the handset sale.

21.	Contract assets

Current contract assets:

	31 December 2019	31 December 2018
Contract assets	933,969	711,928
	933,969	711,928

Non-current contract assets:

	31 December 2019	31 December 2018
Contract assets	10,291	3,513
	10,291	3,513

The contract assets represent contract assets from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. Contracted receivables related to handset campaigns, which will be billed after one year is presented under long term contract assets.

22.	Inventory

As of 31 December 2019, inventories amounting to TL 178,399 which consist of mainly mobile phone, modem, tablet, sim card and tower construction materials (31 December 2018: TL 180,434).

65

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

23.	Other current assets

	31 December 2019	31 December 2018
Receivables from the Ministry of Transport and Infrastructure of Turkey	669,621	415,524
Prepaid expenses	135,881	79,149
VAT receivable	109,777	65,123
Receivables from tax office	99,882	83,392
Advances given to suppliers	90,454	92,715
Other advances given (Note 40)	65,263	—
Restricted cash	—	204,077
Other	156,126	151,532
	1,327,004	1,091,512

As at 31 December 2018, restricted cash amounting to TL 204,077 represents the deposits as guarantees in connection with the foreign currency loans utilized by Turkcell Finansman.

24.	Cash and cash equivalents
	31 December 2019	31 December 2018
Cash in hand	131	144

Banks	10,238,310	7,413,113
- Demand deposits	632,022	587,007
- Time deposits	9,606,288	6,826,106
Other cash and cash equivalents	274	5,982
Cash and cash equivalents	10,238,715	7,419,239

As at 31 December 2019, the average effective interest rates of TL, USD and EUR time deposits are 10.7%, 2.3% and 0.4% (31 December 2018: 22.5%, 5.9% and 3.3%) respectively.

As at 31 December 2019, average maturity of time deposits is 38 days (31 December 2018: 35 days).

66

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Financial assets

Debt investments at fair value through other comprehensive income

Debt investments at FVOCI comprise the following investments in listed and unlisted securities:

	31 December	31 December
Current Assets	2019	2018
Listed debt securities	345,602	42,454
	345,602	42,454

	Fair values

	31 December 2019	31 December 2018	Fair value hierarchy	Valuation technique

Financial assets at fair value through other comprehensive income	345,602	42,454	Level 1	Pricing models based on quoted market prices at the end of the reporting period.

Total	345,602	42,454

As of 31 December 2019 and 2018, the nominal and fair value amounts of financial assets are as follows:

31 December 2019
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	2,000	15,026	16 February 2026
EUR	10,000	67,773	5 February 2021
USD	300	1,878	21 February 2022
EUR	20,000	133,072	17 December 2021
EUR	17,990	121,456	29 May 2020
USD	1,000	6,397	10 August 2024
Total financial assets		345,602

31 December 2018
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	6,981	42,454	16 February 2026
Total financial assets		42,454

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December	31 December
	2019	2018
Gains / (Losses) recognized in other comprehensive income
Related to debt securities	3,472	—
	3,472	—

67

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26.	Equity

Share capital

As at 31 December 2019, share capital represents 2,200,000,000 (31 December 2018: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and is entitled to one vote at a meeting in person or by proxy.

Companies with their shareholding percentage are as follows:

	31 December 2019		31 December 2018
	(%)	TL	(%)	TL
Turkcell Holding	51.00	1,122,000	51.00	1,122,000
Public Share	48.95	1,077,004	48.95	1,077,004
Other	0.05	996	0.05	996

Total	100.00	2,200,000	100.00	2,200,000
Inflation adjustment to share capital		(52,352)		(52,352)
Inflation adjusted capital		2,147,648		2,147,648

As at 31 December 2019, total number of shares pledged as security is 995,509 (2018: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

During 2019, the Company purchased 827,750 of its shares on-market with prices ranging from full TL 11.89 to full TL 12.24. The buyback was approved by the Board of Directors on 27 July 2016 and 30 January 2017. Total amount of TL 9,998 was deducted from equity (2018: TL 94,620).

Dividends

Azerinteltek:

According to the two resolution of the General Assembly Meeting of Azerinteltek within 2018, shareholders decided to pay dividend amounting to AZN 5,959 (TL 13,103) from the profit realized for the last quarter of 2017, dividend payment was made in 2018. The share purchase agreement of Azerinteltek was signed on 15 November 2018 and the transfer of proceeds to Inteltek was completed on 27 December 2018. The Group have lost the control over the subsidiary unconditionally on 27 December 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on 11 January 2019.

68

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26.	Equity (continued)

Dividends (continued)

Inteltek:

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 15 March 2019, the shareholders resolved to pay a dividend amount equal to TL 232,875 out of profits for the year ended 31 December 2018 and a dividend out legal reserves amount equal to TL 9,742. The aggregate amount of dividends has been paid on 29 April 2019.

According to Board of Directors Resolution of Inteltek dated 16 October 2019 the advanced dividend payment has been made in 17 October 2019 amounting to TL 35,220 for the first six months of 2019 profit.

Turkcell:

On 12 September 2019, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2018 amounting to TL 1,010,000; this represents a gross cash dividend of full TL 0.45909 per share. The dividend has been paid to the shareholders on 31 October 2019.

27.	Earnings per share
	2019	2018	2017
Numerator:
Profit attributable to owners of the Company	3,246,487	2,021,065	1,979,129
Denominator:
Weighted average number of shares (*)	2,183,922,483	2,184,750,233	2,193,184,437
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	1.49	0.93	0.90

(*) Refer to Note 26 - Treasury shares

	2019	2018	2017
Numerator:
Profit from continuing operations attributable to owners of the Company	2,474,051	2,021,065	1,979,129
Denominator:
Weighted average number of shares (*)	2,183,922,483	2,184,750,233	2,193,184,437
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	1.14	0.93	0.90

(*) Refer to Note 26 - Treasury shares

	2019	2018	2017
Numerator:
Profit from continuing operations attributable to owners of the Company	772,436	—	—
Denominator:
Weighted average number of shares (*)	2,183,922,483	2,184,750,233	2,193,184,437
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	0.35	—	—

(*) Refer to Note 26 - Treasury shares

69

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Other non-current liabilities
	2019	2018
Consideration payable in relation to the acquisition of Belarusian Telecom	359,554	358,304
Deferred revenue	303	2,497
Deposits and guarantees received from dealers	—	3,809
	359,857	364,610

A consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent consideration payables to the seller. Payment of USD 100,000 (equivalent to TL 594,020 as of 31 December 2019) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, where the amount is expected to be paid in instalments between 2026 and 2030 (31 December 2018: the first quarter of 2023). The discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2019 is in a range from 5.2% to 6.1% (31 December 2018: 9.5%).

29.	Loans and borrowings
	31 December 2019	31 December 2018
Non-current liabilities
Unsecured bank loans	6,092,170	7,244,992
Secured bank loans	—	1,862
Lease liabilities	1,101,303	1,026,955
Debt securities issued	5,483,921	4,845,827
	12,677,394	13,119,636
Current liabilities
Unsecured bank loans	6,712,297	6,281,855
Secured bank loans	2,415	2,318
Lease liabilities	431,752	387,001
Debt securities issued	481,869	364,735
	7,628,333	7,035,909

70

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29.	Loans and borrowings (continued)

As at 31 December 2019, the Company has utilized, USD 225,000 (equivalent to TL 1,336,545 as at 31 December 2019) and EUR 35,000 (equivalent to TL 232,771 as at 31 December 2019) comparatively, under loan agreement signed with China Development Bank (“CDB”).

The annual interest rates of the USD and EUR denominated loans utilized as part of the EUR 750,000 loan agreement between the Company and CDB, which were LIBOR + 2.22% and EURIBOR + 2.20%, have been revised as LIBOR + 2.17% and EURIBOR + 2.15%, respectively. The updated rates are effective as of 10 April 2019. There have been no changes to the maturity or the repayment terms of the loan.

The Company signed a loan agreement of USD 150,000 with J.P.Morgan and AB Svensk Exportkredit within the framework of the insurance of the Swedish Export Credit Agency (EKN). The availability period of the loan is until April 2021, to be utilized in three equal tranches each with a maturity of 10 years. The total annual cost of the loan is LIBOR + 2.10% for the first tranche and fixed 5.35% for the second and third tranches. As at 31 December 2019, the Company has utilized USD 50,000 under this agreement.

The Company signed a loan agreement of EUR 50,000 with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of 3 years and 1 week and its annual cost of funding is in Euribor + 2.05% - 1.85% range. Cost of funding can potentially decline to Euribor + 1.85% subject to meeting sustainability based environmental objectives set as part of the loan agreement. These objectives include recycling of electronic waste, use of solar energy for electricity consumption and reducing paper consumption through increased use of Dergilik application. As of 31 December 2019, the Company has utilized EUR 50,000 under this agreement.

As at 31 December 2019, the Company sold their debt securities issued with a total nominal value of USD 10,000 comprising portion of the debt securities issued previously added to its portfolio within the scope of the buy-back decisions dated 27 July 2016 and 30 January 2017.

In 2019, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 500,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 8 October 2019, the Company has issued management agreement based lease certificates through Halk Yatırım amounting TL 150,000 with the maturity of 4 February 2020.

71

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2019			31 December 2018
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+1.3%-Euribor+2.2%	2020-2026	5,638,726	Euribor+1.2%-Euribor+3.4%	2019-2026	6,975,890
Unsecured bank loans	USD	Floating	Libor+1.5%-Libor+2.2%	2020-2028	4,478,457	Libor+2.0%-Libor+4.1%	2019-2026	4,589,157
Unsecured bank loans	TL	Fixed	9.5%-11.5%	2020	1,442,818	12.6%-25.0%	2019	873,914
Unsecured bank loans	UAH	Fixed	11.5%-18.0%	2020	1,043,883	21.5%-22.5%	2019	894,511
Unsecured bank loans	RMB	Fixed	5.5%	2020-2026	200,583	5.5%	2019-2026	193,375
Secured bank loans (*)	BYN	Fixed	11.5%	2020	2,415	12.0%-16.0%	2019-2020	4,180
Debt securities issued	USD	Fixed	5.8%	2020-2028	5,810,989	5.8%	2019-2028	5,135,565
Debt securities issued	TL	Fixed	14.0%	2020	154,801	24.5%	2019	74,997
Lease liabilities	EUR	Fixed	1.0%-7.9%	2020-2031	162,786	1.0%-7.9%	2019-2031	194,645
Lease liabilities	TL	Fixed	12.8%-45.0%	2020-2048	735,211	16.1%-45.0%	2019-2048	719,718
Lease liabilities	USD	Fixed	3.9%-10.8%	2020-2027	18,564	3.9%-10.8%	2019-2027	40,351
Lease liabilities	UAH	Fixed	16.6%-24.0%	2020-2067	521,496	16.6%-24.0%	2019-2067	418,390
Lease liabilities	BYN	Fixed	11.7%-15.0%	2020-2028	94,998	12.0%-15.0%	2019-2028	40,852
					20,305,727			20,155,545

(*)	Belarusian Telecom pledged certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus (Note 37).

72

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Employee benefits
	31 December 2019	31 December 2018
Retirement pay liability provision	222,164	160,613
Unused vacation provision	72,167	64,134
	294,331	224,747

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2019	2018
1 January	160,613	149,449
Service cost	35,831	26,971
Remeasurements	36,385	(12,699)
Interest expense	25,566	16,957
Benefit payments	(36,231)	(20,065)
31 December	222,164	160,613

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2019	Discount Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.2%)	17.4%	17.9%	(14.7%)
Impact on provision for employee termination benefits	(31,547)	38,657	39,767	(32,658)

31 December 2018	Discount Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.0%)	15.7%	16.5%	(13.7%)
Impact on provision for employee termination benefits	(20,880)	25,216	26,501	(22,004)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 12,785, TL 9,361 and TL 8,107 in relation to defined contribution retirement plan for the years ended 31 December 2019, 2018 and 2017, respectively.

Share based payments

The Group has a share performance based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2019, the Group recognized expenses of TL 28,199 regarding this plan
(31 December 2018: TL 26,224).

73

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

31.	Deferred revenue

Deferred revenue primarily consists of rent income and it is classified as current at 31 December 2019 and 2018. The amount of deferred revenue is TL 56,544 and TL 8,948 as at 31 December 2019 and 2018, respectively.

32.	Contract liabilities

Current contract liabilities:

	31 December 2019	31 December 2018
Contract liabilities	290,408	255,756
	290,408	255,756

Non-current contract liabilities:

	31 December 2019	31 December 2018
Contract liabilities	141,890	131,598
	141,890	131,598

Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relates to carried forward contract liabilities is TL 255,756 (2018: TL 181,710).

The following table shows unrealized performance obligation result as of 31 December 2019;

31 December 2019
Telecommunications service	182,023
Other (*)	480,362
Total	662,385

(*) Consists of Hospital Revenue

Management expects that 71% of the transaction price allocated to the unsatisfied contracts as of
31 December 2019 will be recognized as revenue during the next reporting period. The remaining
29% will be recognized in the 2020 financial year.

74

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2019	9,364	259,358	268,722
Provisions recognized	12,187	29,080	41,267
Unwinding of discount	—	14,262	14,262
Transfer to current provisions	(7,916)	—	(7,916)
Effect of changes in exchange rates	—	21,069	21,069
Balance at 31 December 2019	13,635	323,769	337,404

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2018	8,887	188,531	197,418
Provisions recognized	5,859	47,580	53,439
Unwinding of discount	—	9,760	9,760
Transfer to current provisions	(5,382)	—	(5,382)
Effect of changes in exchange rates	—	13,487	13,487
Balance at 31 December 2018	9,364	259,358	268,722

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 38.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

It is expected that the obligations for dismantling, removing and site restoration will be realized in accordance with the useful life of GSM services materials.

Additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions and are recorded against property, plant and equipment.

Obligations for dismantling, removing and site restoration are discounted using a discount rate of 6.1% at 31 December 2019 (31 December 2018: 5.1%).

75

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Provisions (continued)

Current provisions:

	Legal claims	Bonus(*)	Total
Balance at 1 January 2019	8,593	298,475	307,068
Provisions recognized	4,369	521,647	526,016
Payments	(4,344)	(501,234)	(505,578)
Transfers from non-current provisions	7,916	—	7,916
Effect of changes in exchange rates	1,306	6,084	7,390
Balance at 31 December 2019	17,840	324,972	342,812

	Legal claims	Bonus(*)	Total
Balance at 1 January 2018	605,679	229,520	835,199
Provisions recognized/(reversed)(**)	(3,520)	408,740	405,220
Payments	(626,214)	(338,650)	(964,864)
Unwinding of discount	26,185	—	26,185
Transfers from non-current provisions	5,381	—	5,381
Disposal of subsidiaries	—	(2,070)	(2,070)
Effect of changes in exchange rates	1,082	935	2,017
Balance at 31 December 2018	8,593	298,475	307,068

(*) Includes share-based payment (Note 30).

(**) Refer to Note 38.1 and 38.3 for legal claim.

34.	Trade and other payables
	2019	2018
Payable to suppliers	2,728,485	2,372,512
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	562,536	455,496
Taxes payable	523,584	465,966
Accrued selling and marketing expenses	100,792	91,747
Other	202,074	402,453
	4,117,471	3,788,174

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

76

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2019 and 2018 are attributable to the following:

	31 December 2019		31 December 2018

	Assets	Liabilities	Assets	Liabilities

Held for trading	443,880	72,539	709,617	131,097
Derivatives used for hedging	483,448	—	730,924	—
Total	927,328	72,539	1,440,541	131,097

At 31 December 2019, the total held for trading derivative financial assets of TL 845,513 (31 December 2018: TL 1,356,062) also includes a net accrued interest expense of TL 81,815 (31 December 2018: TL 84,479) and the total held for trading derivative financial liabilities of TL 86,617 (31 December 2018: TL 165,265) also includes a net accrued interest expense of TL 14,078 (31 December 2018: TL 34,168).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 December 2019 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,820,280	EUR	433,400	148,066	23 October 2025
TL	257,478	EUR	56,004	7,675	22 April 2026
TL	85,593	USD	18,668	21,581	22 April 2026
TL	145,000	USD	50,000	97,030	16 September 2020
TL	128,833	USD	33,333	57,280	16 September 2020
TL	97,833	USD	33,333	63,358	16 September 2020
TL	64,667	USD	16,667	28,394	16 September 2020
TL	245,951	USD	46,670	9,893	22 April 2026
Cross currency swap contracts
TL	115,628	RMB	189,107	50,171	22 April 2026
Derivatives used for hedge accounting financial assets				483,448

EUR 489,404 participating cross currency swap contracts includes TL 833,786 guarantees after the CSA agreement.

77

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading

Cross currency swap, participating cross currency swap, FX swap and option contracts

The notional amount and the fair value of cross currency swap, participating cross currency swap, FX swap and option contracts for hedging purposes at 31 December 2019 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	242,873	USD	70,500	178,968	16 September 2020
TL	269,451	USD	70,500	148,452	22 December 2020
TL	137,952	USD	24,000	5,625	20 March 2023
TL	138,816	USD	24,000	5,044	23 March 2023
TL	84,224	EUR	15,040	10,691	23 September 2021
TL	91,008	EUR	14,400	5,141	23 September 2021
TL	35,818	RMB	45,259	944	22 April 2026
Participating cross currency swap contracts
TL	172,772	EUR	28,002	9,904	22 April 2026
TL	171,092	EUR	28,002	21,355	22 April 2026
TL	227,750	EUR	37,336	8,705	22 April 2026
TL	77,520	EUR	12,000	1,097	16 September 2020
TL	261,912	USD	46,670	12,195	22 April 2026
TL	108,349	USD	18,668	3,930	22 April 2026
TL	135,051	USD	23,335	4,674	22 April 2026
TL	215,354	USD	37,336	7,813	22 April 2026
TL	174,000	USD	30,000	1,506	15 June 2026
TL	186,050	USD	32,669	9,936	22 April 2026
FX swap contracts (*)
USD	20,000	TL	117,860	67	27 February 2020
USD	20,000	TL	117,900	51	27 February 2020
Option contracts
EUR	25,000	USD	28,038	186	3 January 2020
USD	50,000	TL	275,000	11	3 January 2020
Held for trading derivative financial assets				436,295

(*) There will be a purchase of USD 40,000 on 27 May 2020 in exchange for TL 241,046 in terms of the FX swap contract dated 27 November 2019.

78

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at
31 December 2019 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	30,000	2,081	28 February 2020
USD	7,500	952	30 March 2020
USD	7,500	916	29 June 2020
USD	10,000	1,038	30 March 2020
USD	10,000	1,016	29 June 2020
USD	7,500	797	30 March 2020
USD	7,500	785	29 June 2020
Held for trading derivative financial assets		7,585

Held for trading

FX swap, interest swap and participating cross currency swap contracts

The notional amount and the fair value of FX swap, interest swap and participating cross currency swap contracts for hedging purposes at 31 December 2019 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

FX swap contracts
EUR	50,000	USD	55,488	(3,005)	07 January 2020
EUR	75,000	USD	83,232	(4,512)	07 January 2020
EUR	175,000	USD	194,560	(8,508)	08 January 2020
EUR	50,000	USD	55,588	(2,432)	08 January 2020
EUR	50,000	USD	55,588	(2,434)	08 January 2020
EUR	85,000	USD	94,397	(4,748)	08 January 2020
EUR	90,000	USD	100,492	(2,301)	21 January 2020
EUR	20,000	USD	22,332	(510)	21 January 2020
EUR	175,000	USD	195,346	(4,875)	22 January 2020
EUR	50,000	USD	55,825	(1,448)	28 January 2020
EUR	70,000	USD	78,154	(2,036)	28 January 2020
EUR	90,000	USD	100,484	(2,612)	28 January 2020
EUR	50,000	USD	55,825	(1,448)	28 January 2020
TL	11,211	USD	1,860	(3)	28 February 2020
Interest swap contracts
USD	93,340	USD	93,340	(7,802)	22 April 2026
USD	46,670	USD	46,670	(3,101)	22 April 2026
USD	37,336	USD	37,336	(959)	22 April 2026
USD	32,669	USD	32,669	(849)	22 April 2026
Participating cross currency swap contracts
TL	105,848	USD	18,668	(14,265)	22 April 2026
TL	162,552	USD	28,002	(4,691)	22 April 2026
Total held for trading derivative financial liabilities				(72,539)

79

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 December 2018 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,650,000	EUR	500,000	208,462	23 October 2025
TL	275,850	EUR	60,000	64,670	22 April 2026
TL	435,000	USD	150,000	167,116	16 September 2020
TL	293,500	USD	100,000	108,777	16 September 2020
TL	194,000	USD	50,000	39,394	16 September 2020
TL	386,500	USD	100,000	79,688	16 September 2020
TL	91,700	USD	20,000	9,234	22 April 2026
Cross currency swap contracts
TL	123,878	RMB	202,600	53,583	22 April 2026
Derivatives used for hedge accounting financial assets				730,924

EUR 500,000 participating cross currency swap contracts includes TL 690,146 guarantees after CSA agreement.

80

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading

FX swap, cross currency swap and participating cross currency swap contracts

The notional amount and the fair value of FX swap, cross currency swap, participating cross currency swap contracts for hedging purposes at 31 December 2018 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

FX swap contracts
TL	266,760	USD	50,000	(3,715)	2 January 2019
TL	266,510	USD	50,000	(3,465)	2 January 2019
TL	719,996	USD	135,000	(9,774)	2 January 2019
TL	212,736	USD	40,000	(2,300)	2 January 2019
TL	265,925	USD	50,000	(2,880)	2 January 2019
TL	1,366	USD	253	(48)	19 March 2019
TL	4,199	USD	680	(939)	16 January 2019
TL	5,681	USD	920	(1,277)	22 January 2019
TL	6,040	EUR	1,000	(41)	2 January 2019
USD	68,654	EUR	60,000	(861)	15 January 2019
USD	11,462	EUR	10,000	(4)	8 January 2019
Cross currency swap contracts
TL	6,159	USD	1,000	(912)	28 January 2019
TL	6,159	USD	1,000	(910)	24 January 2019
TL	130,488	USD	24,000	(9,365)	20 March 2023
TL	268,200	USD	50,000	(5,791)	14 June 2019
TL	128,436	USD	24,000	(2,652)	19 June 2019
TL	169,368	EUR	24,000	(24,895)	8 January 2019
TL	118,800	EUR	18,000	(22,051)	23 September 2021
TL	111,732	EUR	18,867	1,920	14 February 2019
TL	185,100	EUR	30,000	(8,296)	22 April 2026
TL	183,300	EUR	30,000	(8,642)	22 April 2026
Participating cross currency swap contracts
TL	193,800	EUR	30,000	(7,148)	16 September 2020
TL	113,400	USD	20,000	(17,051)	22 April 2026
Total Held for trading derivative financial liabilities				(131,097)

81

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading

Cross currency swap contracts

The notional amount and the fair value of cross currency swap contracts for hedging purposes at 31 December 2018 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	67,410	USD	18,000	27,928	28 January 2019
TL	95,550	USD	25,000	36,751	24 January 2019
TL	52,164	USD	14,620	27,870	16 July 2019
TL	69,744	USD	19,780	38,636	22 July 2019
TL	242,873	USD	70,500	160,594	16 September 2020
TL	269,451	USD	70,500	131,437	22 December 2020
TL	191,300	USD	50,000	74,095	13 February 2019
TL	98,625	EUR	25,000	57,161	13 June 2019
TL	203,600	EUR	50,000	109,610	23 July 2019
TL	97,997	EUR	21,500	37,825	19 December 2019
TL	105,280	EUR	18,800	7,710	23 September 2021
Total held for trading derivative financial assets				709,617

82

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values
	31 December 2019	31 December 2018	Fair Value hierarchy	Valuation Techniques

a) articipating cross currency swap contracts (*)	495,436	653,142	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	62,159	(24,199)
-Derivatives used for hedging	433,277	677,341

b) FX swap, currency, interest swap and option contracts	351,768	656,302	Level 2	Prsent value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	301,597	602,719
-Derivatives used for hedging	50,171	53,583

c) Currency forward contracts	7,585	-	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	7,585	-

 (*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 116,684 lower as at
31 December 2019 (31 December 2018: TL 123,995).

 There were no transfers between fair value hierarchy levels during the year.

83

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following tables present the Group’s financial assets and financial liabilities measured and recognized at fair value at 31 December 2019 and 2018 on a hedge accounting basis:

	Fair values
Currency	Nominal Value	Maturity Date	31 December 2019	31 December 2018	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 January	Change in value of hedging item used to determine hedge effectiveness
Participating cross currency swap contracts
EUR Contracts	433,400	23 October 2025	148,066	208,462	Level 3	1:1	293,774	(293,774)
EUR Contracts	56,004	22 April 2026	7,675	64,670	Level 3	1:1	36,344	(36,344)
USD Contracts	133,333	16 September 2020	246,062	394,975	Level 3	1:1	61,424	(61,424)
USD Contracts	46,670	22 April 2026	9,893	-	Level 3	1:1	15,215	(15,215)
USD Contracts	18,668	22 April 2026	21,581	9,234	Level 3	1:1	13,436	(13,436)

Cross currency swap contracts
CNY Contracts	189,107	22 April 2026	50,171	53,583	Level 2	1:1	19,172	(19,172)

84

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

	Fair values
Currency	Nominal Value	Maturity Date	31 December 2018	31 December 2017	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 July	Change in value of hedging item used to determine hedge effectiveness
Participating cross currency swap contracts
EUR Contracts	500,000	23 October 2025	208,462	627,385	Level 3	1:1	359,400	(359,400)
EUR Contracts	60,000	22 April 2026	64,670	1,078	Level 3	1:1	43,128	(43,128)
USD Contracts	400,000	16 September 2020	394,975	224,560	Level 3	1:1	179,388	(179,388)
USD Contracts	20,000	10 April 2026	9,234	-	Level 3	1:1	13,519	(13,519)

Cross currency swap contracts
CNY Contracts	202,600	22 April 2026	53,583	-	Level 2	1:1	15,600	(15,600)

85

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2019 and 31 December 2018 are stated below:

	31 December 2019	31 December 2018
Opening balance	653,142	950,862
Cash flow effect	(582,580)	(612,466)
Total gain/loss:
Gains recognized in profit or loss	424,874	314,746
Closing balance	495,436	653,142

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 433,400 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 56,004 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 224,843 as collateral (31 December 2019: TL 1,495,341) which was the amount exceeding the threshold and the Company transferred EUR 99,473 as collateral to the bank (31 December 2019: TL 661,555) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 833,786 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2019, were this transaction not conducted, derivative financial instruments assets would have been TL 1,679,299 and current borrowings TL 8,462,119.

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

86

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk

The Group’s risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group’s policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

- The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

87

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2019
Participating cross currency swap contracts	376,920	519,967	(102,693)	(180,974)
Cross currency swap contracts	17,631	16,516	(16,644)	(18,114)
Cash Flow sensitivity (net)	394,551	536,483	(119,337)	(199,088)

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2018
Participating cross currency swap contracts	937,845	9,455	(360,596)	(259,066)
Cross currency swap contracts	31,584	320	1,452	4,765
Cash Flow sensitivity (net)	969,429	9,775	(359,144)	(254,301)

36.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2019	2018
Trade receivables	19	3,282,134	2,588,979
Contract assets	21	944,260	715,441
Receivables from financial services	20	2,442,258	4,202,941
Cash and cash equivalents (*)	24	10,238,584	7,419,095
Participating cross currency swap and FX swap contracts	35	845,513	1,356,062
Other current assets (**)	23	99,882	287,469
Financial asset at fair value through profit or loss		5,368	9,409
Financial asset at fair value through other comprehensive income	25	345,602	42,454
Due from related parties	39	4,477	13,533
		18,208,078	16,635,383

(*) Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkey, other and advances given are excluded from other current assets and other non-current assets.

88

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2019 (*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	11,075,880	383,055	109,594	134,229	74,380	63,995	807,941	299,149	180,029	13,128,252
Loss Allowance	22,884	5,013	8,284	9,497	12,666	11,415	243,399	177,160	137,260	627,578

(*) Other Assets includes trade receivables, subscriber receivables, other assets, cash and cash equivalent and due from related parties.

Contract assets at 31 December 2019	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	948,950	—	—	—	—	—	—	—	—	948,950
Loss Allowance	4,690	—	—	—	—	—	—	—	—	4,690

Other assets from financial services at 31 December 2019 (**)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	2,126,580	239,942	50,513	25,239	11,345	10,755	200,867	1,524	—	2,666,765
Loss Allowance	15,773	2,780	859	452	5,466	5,036	131,645	1,489	—	163,500

(**) Other Assets includes trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services.

89

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

Other assets at 1 January 2019 (*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	8,550,197	211,558	80,337	57,336	42,857	25,363	754,732	272,547	319,298	10,314,225
Loss Allowance	24,864	4,567	5,238	4,900	6,368	6,028	214,893	182,431	281,522	730,811

(*) Other Assets includes trade receivables, subscriber receivables and other assets.

Contract assets at 1 January 2019	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	722,811	—	—	—	—	—	—	—	—	722,811
Loss Allowance	7,370	—	—	—	—	—	—	—	—	7,370

Other assets from financial services at 1 January 2019 (**)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	2,974,069	469,599	65,999	47,705	24,498	19,394	215,954	—	—	3,817,218
Loss Allowance	25,655	6,767	1,690	1,242	10,793	8,651	145,475	—	—	200,273

(**) Other Assets includes trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services.

90

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Impairment losses

Individual receivables, which are known to be uncollectible are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet identified. The Group considers that there is evidence of impairment if any of the following indicators are present:

•	Significant financial difficulties of the customer
•	Probability that the customer will enter bankruptcy or financial reorganization, and
•	Default or delinquency in payments

Receivables for which an impairment provision was recognized are written off against the provision when there is no expectation of recovering additional cash.

Impairment losses are recognized in profit or loss within net impairment losses on financial and contract assets (Note 10). Subsequent recoveries of amounts previously written off are credited against Net impairment losses on financial and contract assets (Note 10).

Movements in the provision for impairment of trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2019 Contract Asset	31 December 2019 Other Asset
Opening balance	7,370	730,811
Provision for impairment recognized during the year	1,105	376,107
Amounts collected	—	(147,858)
Transfer	(3,785)	3,785
Receivables written off during the year as uncollectible	—	(346,049)
Exchange differences	—	10,782
Closing balance	4,690	627,578

	31 December 2018 Contract Asset	31 December 2018 Other Asset
Opening balance	5,128	661,928
Provision for impairment recognized during the year	2,242	416,557
Amounts collected	—	(166,641)
Unused amount reversed (*)	—	(73,023)
Receivables written off during the year as uncollectible	—	(118,553)
Exchange differences	—	10,540
Disposal of subsidiaries	—	3
Closing balance	7,370	730,811

(*) The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years between 1998 to 2016. Transferred doubtful receivables comprise of balances that the Company started legal proceedings for.

91

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Impairment losses (continued)

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	1 December 2019	31 December 2018
Opening balance	200,273	125,943
Provision for impairment recognized during the year	245,365	190,509
Amounts collected	(135,862)	(96,278)
Receivables written off during the year as uncollectible	(147,067)	—
Exchange differences	791	—
Unused amount reversed (*)	—	(19,901)
Closing balance	163,500	200,273

(*) The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the year 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings for.

92

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and
-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2019							31 December 2018
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	2,415	(2,587)	(1,329)	(1,258)	—	—	—	4,180	(4,712)	(1,272)	(1,209)	(2,231)	—	—
Unsecured bank loans	12,804,467	(18,200,775)	(4,246,288)	(2,586,232)	(1,338,152)	(8,196,346)	(1,833,757)	13,526,847	(14,353,989)	(4,354,548)	(2,065,424)	(3,587,398)	(2,503,531)	(1,843,088)
Debt securities issued	5,965,790	(8,446,514)	(318,861)	(168,861)	(337,723)	(1,013,168)	(6,607,901)	5,210,562	(7,733,943)	(228,838)	(149,564)	(299,128)	(897,385)	(6,159,028)
Lease liabilities	1,533,055	(2,454,914)	(382,558)	(261,285)	(404,785)	(662,767)	(743,519)	1,413,956	(2,497,426)	(372,682)	(273,273)	(410,826)	(666,760)	(773,885)
Trade and other payables*	2,728,485	(2,789,258)	(2,694,568)	(94,690)	—	—	—	2,372,512	(2,440,300)	(2,440,300)	—	—	—	—
Due to related parties	12,082	(12,082)	(12,082)	—	—	—	—	45,331	(45,331)	(45,331)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 28)	359,554	(594,020)	—	—	—	—	(594,020)	358,304	(526,090)	—	—	—	(526,090)	—
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	86,617	(139,936)	(46,104)	(14,625)	(25,514)	(49,492)	(4,201)	165,265	97,761	55,377	—	12,960	14,522	14,902
Buy		8,577,016	6,947,440	130,640	254,156	708,073	536,707		3,444,271	2,519,383	—	193,800	249,288	481,800
Sell		(8,716,952)	(6,993,544)	(145,265)	(279,670)	(757,565)	(540,908)		(3,346,510)	(2,464,006)	—	(180,840)	(234,766)	(466,898)
TOTAL	23,492,465	(32,640,086)	(7,701,790)	(3,126,951)	(2,106,174)	(9,921,773)	(9,783,398)	23,096,957	(27,504,030)	(7,387,594)	(2,489,470)	(4,286,623)	(4,579,244)	(8,761,099)

* Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

93

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	71	5,412	—
Financial asset at fair value through other comprehensive income	1,393	50,721	—
Due from related parties - current	152	581	—
Trade receivables and contract assets	17,383	38,496	—
Other current assets	10,602	4,979	—
Cash and cash equivalents	173,376	1,203,574	—
	202,977	1,303,763	—
Foreign currency denominated liabilities
Loans and borrowings - non-current	(351,444)	(577,675)	(192,367)
Debt securities issued - non-current	(923,188)	—	—
Lease obligations - non-current	(2,399)	(19,282)	—
Other non-current liabilities	(60,529)	—	—
Loans and borrowings - current	(402,507)	(385,371)	(44,880)
Debt securities issued - current	(55,060)	—	—
Lease obligations - current	(725)	(5,178)	—
Trade and other payables - current	(156,320)	(44,103)	(555)
Due to related parties	(1,022)	(51)	—
	(1,953,194)	(1,031,660)	(237,802)

Loans defined as hedging instruments (*)	—	145,105	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,830,226	(430,816)	234,367
Net exposure	80,009	(13,608)	(3,435)

(*) The Company designated EUR 145,105 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

The table above shows the Company’s distribution of balance sheet and derivative foreign exchange position should be taken into account with nominal values of the option transactions. The Company monitors the delta adjusted position of the option transactions. As of 31 December 2019, the Company has USD 129,825 net foreign currency position.

94

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2018
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	222	11	—
Financial asset at fair value through other comprehensive income	—	7,043	—
Due from related parties-current	1,965	223	—
Trade receivables and contract assets	15,786	52,140	—
Other current assets	70,710	18,977	—
Cash and cash equivalents	786,322	384,800	—
	875,005	463,194	—
Foreign currency denominated liabilities
Loans and borrowings – non-current	(481,438)	(748,142)	(224,519)
Debt securities issued - non-current	(921,102)	—	—
Lease obligations - non-current	(4,719)	(24,068)	—
Other non-current liabilities	(68,107)	—	—
Loans and borrowings - current	(390,876)	(523,595)	(29,244)
Debt securities issued - current	(55,074)	—	—
Rent lease obligations - current	(2,951)	(8,223)	—
Trade and other payables - current	(233,805)	(32,946)	(70,553)
Due to related parties	(686)	(52)	—
	(2,158,758)	(1,337,026)	(324,316)

Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,082,036	811,167	202,600
Net exposure	(201,717)	(62,665)	(121,716)

95

36.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN against the following currencies as at
31 December 2019 and 31 December 2018 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 December 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	47,527	(47,527)	-	-
2- Hedged portion of USD risk (-)	-	-	(6,135)	6,135
3- USD net effect (1+2)	47,527	(47,527)	(6,135)	6,135

4- EUR net asset/liability	(9,050)	9,050	-	-
5- Hedged portion of EUR risk (-)	-	-	(39,558)	39,558
6- EUR net effect (4+5)	(9,050)	9,050	(39,558)	39,558

7- Other foreign currency net asset/liability (RMB)	(290)	290	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(1,379)	1,379
9- Other foreign currency net effect (7+8)	(290)	290	(1,379)	1,379
Total (3+6+9)	38,187	(38,187)	(47,072)	47,072

Sensitivity analysis
31 December 2018
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	(106,121)	106,121	-	-
2- Hedged portion of USD risk (-)	-	-	(9,596)	9,596
3- USD net effect (1+2)	(106,121)	106,121	(9,596)	9,596

4- EUR net asset/liability	(37,775)	37,775	-	-
5- Hedged portion of EUR risk (-)	-	-	(23,613)	23,613
6- EUR net effect (4+5)	(37,775)	37,775	(23,613)	23,613

7- Other foreign currency net asset/liability (RMB)	(9,275)	9,275	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	364	(364)
9- Other foreign currency net effect (7+8)	(9,275)	9,275	364	(364)
Total (3+6+9)	(153,171)	153,171	(32,845)	32,845

96

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Interest rate risk

As at 31 December 2019 and 2018 the interest rate profile of the Group’s variable rate interest-bearing financial instruments was:

		31 December 2019		31 December 2018
		Effective Interest	Carrying	Effective interest	Carrying
	Note	Rate	Amount	rate	Amount
Variable rate instruments
USD floating rate loans	29	4.4%	(4,478,622)	4.3%	(4,589,157)
EUR floating rate loans	29	2.2%	(5,638,725)	2.1%	(6,975,890)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2019 and 2018:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2019
Variable rate instruments (financial liability)	(225,528)	225,528	—	—
Cash flow sensitivity (net)	(225,528)	225,528	—	—
31 December 2018
Variable rate instruments (financial liability)	(234,196)	234,196	—	—
Cash flow sensitivity (net)	(234,196)	234,196	—	—

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

97

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 December 2019	31 December 2018	Unobservable Inputs	31 December 2019	31 December 2018	Relationship of unobservable inputs to fair value

Contingent consideration	359,554	358,304	Risk-adjusted discount rate	5.2% - 6.1%	9.5%	An increase/decrease in the discount rate by 100 bps would change FV by TL (28,622) and TL 31,460, respectively.

			Expected settlement date	in instalments between 2026-2030	first quarter of 2023	If expected settlement date increase/decrease by 1-year, FV would change by TL (19,588) and TL 20,720, respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2019 and 31 December 2018 are stated below:

	2019	2018
Opening balance	358,304	323,691
Gains recognized in profit or loss	1,250	34,613
Closing balance	359,554	358,304

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 25.

Financial liabilities:

As at 31 December 2018, fair values of financial liabilities not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature.

As at 31 December 2019, for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature. Material differences are identified only for the following borrowings:

	Carrying amount	Fair value
Bank loans	4,149,275	4,192,304

As at 31 December 2019, the fair value of debt securities issued by the Company in 2015 with a nominal value of USD 500,000 and fixed interest rate (Note 29), is TL 3,058,366 (31 December 2018: TL 2,380,855).

As at 31 December 2019, the fair value of debt securities issued by the Company in 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 29), is TL 2,961,300 (31 December 2018: TL 2,329,011).

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

98

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Guarantees and purchase obligations

At 31 December 2019, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 819,508 (31 December 2018: TL 1,353,789). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to
TL 4,842,015 at 31 December 2019 (31 December 2018: TL 6,530,374).

38.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25-year license for the provision of GSM services for a license fee of USD 500,000.

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. The Company acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. According to the agreement, the Company has provided IMT 2000/UMTS services starting from 30 July 2009.

4.5G License

The 4.5G licensing process is finalized by the signing of the IMT License Commitments Document by the Company, whereby, ICTA granted the Company a 4.5G License on 27 October 2015. The 4.5G License is effective for 13 years until 30 April 2029. According to the License, the Company started to provide 4.5G services on 1 April 2016.

Belarusian Telecom:

Belarusian Telecom owns a license, issued on 28 August 2008, for a period of 10 years, which was valid till 28 August 2018. However, in accordance with the Edict of the President of the Republic of Belarus dated 26 November 2015, numbered 475, the license is issued without limitation of the period of validity. Starting from 1 March 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom had been provided with additional time by the license authority to fulfill all 2G signal coverage requirements regarding the settlements until the end of 2019. As of 31 December 2019, the Group considers that terms and obligations of the license agreement has been met.

99

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

License Agreements (continued)

lifecell:

lifecell owns eleven activity licenses, for GSM 900, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of 31 December 2018, lifecell owned 27 frequency use licenses for IMT (LTE-2600, LTE-1800, IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800. Wi-fi and microwave Radio relay and Broadband Radio Access, which are regional and national. Licenses for IMT (LTE-2600, LTE-1800) and GSM-1800 were issued on 4G tenders, held in Q1’2018. Additionally, lifecell holds a specific number range - three NDC codes for mobile networks, twenty two permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

Inteltek:

Our affiliate, Inteltek, on which the Company holds 55% of its shares, has been incorporated in order to establish and operate central system for games of chance through multi-access electronic platforms.

Inteltek operated games of chance and assigned mobile sub agencies to operate the fixed odds and paramutual betting games basing on the agreements executed with Spor Toto. The term of the agreement executed between Spor Toto and Inteltek has been expired on 29 August 2019. In this context, activities of Inteltek ceased on 29 August 2019.

As at 31 December 2019, Inteltek provided to Spor Toto letters of guarantee amounting TL 25,000 (31 December 2018: TL 184,752).

Subsequent to year end, the Company signed a binding termsheet on 14 January 2020 to transfer its shareholding of 55% in Inteltek (Note 42).

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for the Installation and Operation of a Digital, Cellular and, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus, effective from 1 August 2007, and replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18-year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900 and GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions. On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license. In 2012, Kibris Telekom acquired Internet Service Provider and Infrastructure establishment and operation licenses.

Lifecell Digital:

In December 2018, Lifecell Digital acquired an infrastructure license in order to operate as an Internet Service Provider in Turkish Republic of Northern Cyprus.

100

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The cases are pending at the appeal stage. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. The hearing was held in this case and it is expected that the court will grant a decision.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as less than probable on aforementioned transactions, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2019 (31 December 2018: None).

b)	Disputes on SCT and VAT for the years 2015, 2016 and 2017

Turkish telecom sector players including the Company have been subjected to a limited tax audit with respect of VAT and SCT for 2015 and 2016. At the end of the tax audit process for the Company no issues to be criticized were identified for 2015. However, certain bundle offers and services offered by the Company are subject to dispute by the tax authority for 2016.

As of 31 December 2019, respectively tax claims arising from SCT and VAT amounting to TL 134,537 and TL 113,367 including the principal and penalty amounts have been notified to the Company.

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 85,125 in total, of which SCT amounting to TL 34,050 and penalty amounting to TL 51,075 based on the claim stated on Tax Investigation Reports prepared for the year 2015, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors.

Tax investigation closing minute has been signed for the year 2016 and the Tax Investigation Reports delivered for the year 2016. Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 61,733 in total, of which SCT amounting to TL 24,693 and penalty amounting to TL 37,040 based on the claim stated on Tax Investigation Reports prepared for the year 2016.

As a result of the settlement made with Tax Authority, an amount included late payment interest was settled as TL 199,000 for assessments above. Settled amount has been paid within the legal term and assessments were closed in 2019.

The investigation regarding SCT for prepaid card sales made by the distributors for the year 2017 is still ongoing.

101

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. With this decision The Competition Board rejected the claims that the Company determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution. The appeal process is ongoing.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to 3 times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The reasoned decision was notified to the Company. The plaintiff appealed the case before Regional Administrative Court. The Company replied to plaintiff’s appeal request in due time. The appeal process, before Regional Administrative Court, is pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Therewith Competition Board launched a new investigation. As a result of the new investigation The Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The reasoned decision was received to the Company on 12 June 2019. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. Subsequently, the Competition Authority accepted some of the claims of the Company and reduced the administrative fine to 61,294 TL with its decision. Short decision was notified to the Company. Following the notification of the reasoned decision, all necessary legal actions shall be taken for the cancellation of the decision. Following this decision, in the case filed for the cancellation of the Competition Board administrative fine of 91,942 TL, the court decided that there is no need to render a decision because of devoid of essence.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2019 (31 December 2018: None).

Ministry of Trade Administrative Fine

The Ministry of Trade prepared a report upon the investigation initiated against the Company regarding subscriber agreements, distance contracts, value added services and commitment campaigns including device procurement for the year 2015. The Company filed a lawsuit for a stay of execution and cancellation of the Notice of Administrative Fine imposed by Istanbul Governorship Directorate of Commerce based on the aforementioned Ministry report, amounting to TL 138,173 and the Decision of Administrative Fine of Istanbul Governorship Directorate of Commerce. The Court rejected the stay of execution request of the Company. The Company objected to the decision, objection was rejected. The hearing was held on 17 September 2019. The Court accepted the case in favor of the Company and cancelled the administrative fine. İstanbul Governorship appealed the case before Regional Administrative Court. The Company replied to the appeal request in due time.

Based on management opinion, the probability of an outflow of resources embodying economic benefits is less than probable, and thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2019 (31 December 2018: None).

102

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations

In addition to the aforementioned SCT investigation for prepaid card sales, the following tax and treasury share investigations in the Company have commenced: (i) for 2017 fiscal year regarding SCT for other transactions, (ii) 2018 fiscal year regarding SCT, Corporate Income Tax and Value Added Tax and, (iii) treasury share investigation regarding July-August-September 2019 period.

Subject	31 December 2019 Anticipated Maximum Risk (excluding accrued interest)	31 December 2018 Anticipated Maximum Risk (excluding accrued interest)	31 December 2019 Provision	31 December 2018 Provision
Other Disputes	18,763	-	-	-

JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The arbitration proceeding is in a very early stage and no monetary claim has yet been presented.

Based on management opinion, an outflow of resources embodying economic benefits for the cases above mentioned is deemed to be less than probable, and thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2019 (31 December 2018: None).

Due to probability of an outflow of resources embodying economic benefits with regards to notification of Information and Communication Technologies Authority for wireless fee related to 2018 fiscal year; based on management opinion in accordance with the relevant legislation while reserving right to take legal action, totally TL 128,429 paid in November 2019 with reservation for 2018 and 2019 fiscal years and legal actions has been taken. This payment is reflected in current year income statement.

39.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2019 and 2018.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2019	31 December 2018	31 December 2017
Short-term benefits	78,775	80,868	62,187
Termination benefits	56,720	121	604
Share based payments	6,247	11,473	12,509
Long-term benefits	653	755	548
	142,395	93,217	75,848

103

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

Due from related parties	31 December 2019	31 December 2018
Telia Carrier Germany GmbH (“Telia Carrier”)	3,588	1,741
Emt Estonia (“Emt”)	110	99
Vimpelcom OJSC (“Vimpelcom”)	—	9,138
Kyivstar GSM JSC (“Kyivstar”)	—	210
Other	779	2,345
	4,477	13,533

There is no net of allowance for doubtful receivables of due from related parties at 31 December 2019
(31 December 2018: None).

Due from Telia Carrier, Emt, Vimpelcom and Kyivstar are resulting from telecommunications services.

Due to related parties	31 December 2019	31 December 2018
Turkcell Vakfı	9,145	39,544
Sofra	1,942	—
Telia	331	469
Kyivstar GSM JSC (“Kyivstar”)	—	3,591
Wind Telecomunicazioni S.P.A. (“Wind”)	—	886
Teliasonera International Carrier Switzerland Ag	—	523
Other	664	318
	12,082	45,331

Due to Sofra mainly resulting from meal coupon and card services received.

Due to Telia, Kyivstar and Wind mainly resulting from telecommunications services received.

The Group’s exposure to currency risk related to outstanding balances with related parties is disclosed in Note 36.

The following transactions occurred with related parties:

Revenue from related parties	2019	2018	2017
Sales to Sonera Holding
Revenue from sales of discontinued operations (Note 16)	772,436	—	—
Sales to Kyivstar (*)
Telecommunications services	27,050	52,946	30,875
Sales to Telia Carrier
Telecommunications services	12,934	7,941	10,020
Sales to Vimpelcom (*)
Telecommunications services	6,191	5,418	7,230
Sales to Azercell Telecom LLC (“Azercell”) (**)
Telecommunication services	—	256	1,583
Sales to other related parties	7,004	7,920	11,324
	825,615	74,481	61,032

104

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

Related party expenses	2019	2018	2017
Charges from Kyivstar (*)
Telecommunications services	40,210	77,174	49,178
Charges from Sofra
Meal coupons and cards	8,874	—	—
Charges from Telia Carrier
Telecommunications services	7,503	6,047	3,120
Charges from Vimpelcom (*)
Telecommunications services	1,228	2,751	10,853
Charges from Wind (*)
Telecommunications services	274	4,812	—
Charges from Turkcell Vakfı
Donation	—	44,247	—
Charges from Azercell (**)
Telecommunications services	—	79	734
Charges from Hobim (***)
Invoicing and archiving services	—	—	16,993
Charges from other related parties	2,000	9,799	17,001
	60,089	144,909	97,879

(*)       Transactions with Vimpelcom, Kyivstar and Wind include transactions until 18 June 2019,

(**)        Transactions with Azercell include transactions until 5 March 2018,

(***)        Transactions with Hobim include transactions until 20 June 2017.

Transactions with Kyivstar:

Kyivstar, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Hobim:

The Company had entered into invoice printing and archiving agreements with Hobim under which Hobim provided the Company with monthly invoice printing services, managed the archiving of invoices and subscription documents. Prices of the agreements were determined through the evaluation of alternative proposals.

Transactions with Vimpelcom:

Vimpelcom, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Telia Carrier:

Telia Carrier, a subsidiary of Telia, is rendering and receiving telecommunications services such as interconnection and roaming.

105

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

Transactions with Azercell:

Azercell, a subsidiary of Telia, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Turkcell Vakfı:

On 11 October 2018, Turkcell Vakfı, was incorporated for rendering social responsibility and donation transactions.

Transactions with Wind:

Wind, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Sofra:

Sofra, a joint venture entity of Turkcell Odeme, BELBİM Elektronik Para ve Ödeme Hizmetleri A.Ş. and Posta ve Telgraf Teşkilatı A.Ş. (“PTT”) is providing services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card in vehicle payment.

106

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, while subsidiaries, associates and a joint venture of the Company as at 31 December 2019 and 31 December 2018 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ	Turkey	Interest free consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Yaani Digital BV (*)	Netherlands	Internet search engine and browser services	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Fintur (Note 16)	Netherlands	Telecommunications investments	-	41
Türkiye’nin Otomobili	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		31 December	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*) On 13 May 2019, the Company signed a share purchase agreement to acquire 100% of the shares of Yaani Digital BV (formerly “NTENT Netherlands BV”). The transfer of legal shares was completed on 14 May 2019. The acquisition date on which all identifiable assets acquired and liabilities assumed is expected to be realized in 2020. As of 31 December 2019, TL 65,263 was paid (Note 23). The outstanding payments are expected to be completed by the end of 2020, depending on the seller’s fulfillment of its obligations under the share purchase agreement.

107

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests in the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit/(loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2019	31 December 2018	31 December 2019	31 December 2018	31 December 2019	31 December 2018

Inteltek	Turkey	45.00%	45.00%	30,182	105,112	36,307	131,506
Individually immaterial subsidiaries with non –controlling interest				21	51,158	148	304
				30,203	156,270	36,455	131,810

Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Inteltek	31 December	31 December
	2019	2018

Current assets	84,896	403,427
Non-current assets	6,516	9,043
Current liabilities	6,286	115,080
Non-current liabilities	4,444	5,154
Equity attributable to owners	80,682	292,236

	2019	2018

Revenue	141,783	208,239
(Expenses) / Income (net)	(74,711)	(93,133)
Gain on Sale of Investments	—	118,476
Profit for the year	67,072	233,582

Other comprehensive income/(loss) for the year	640	179
Dividend paid to non-controlling interests	(125,027)	(31,283)

Net cash (outflow)/inflow from operating activities	(63,238)	31,380
Net cash inflow from investing activities	20,001	158,946
Net cash outflow from financing activities	(277,837)	(69,518)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	14,979	56,949
Net cash (outflow)/inflow	(306,095)	177,757

The Company signed a binding termsheet on 14 January 2020 to transfer its shareholding of 55% in Inteltek (Note 42).

108

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2019

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

41.	Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2019	(5,210,562)	(13,531,027)	(1,413,956)	(20,155,545)	1,190,797	(18,964,748)
Cash inflows	(311,649)	(29,060,490)	—	(29,372,139)	1,924,363	(27,447,776)
Cash outflows	563,241	32,003,647	1,215,320	33,782,208	(1,101,876)	32,680,332
Other non-cash movements	(1,006,820)	(2,219,012)	(1,334,419)	(4,560,251)	(1,254,388)	(5,814,639)
Balance at 31 December 2019	(5,965,790)	(12,806,882)	(1,533,055)	(20,305,727)	758,896	(19,546,831)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2018	(1,875,521)	(10,537,908)	(122,720)	(12,536,149)	871,288	(11,664,861)
Increase in rent lease obligations (IFRS 16)	—	—	(1,036,380)	(1,036,380)	—	(1,036,380)
Cash inflows	(2,188,313)	(43,728,604)	—	(45,916,917)	1,054,345	(44,862,572)
Cash outflows	432,140	44,339,377	1,164,879	45,936,396	(710,522)	45,225,874
Other non-cash movements	(1,578,868)	(3,603,892)	(1,419,735)	(6,602,495)	(24,314)	(6,626,809)
Balance at 31 December 2018	(5,210,562)	(13,531,027)	(1,413,956)	(20,155,545)	1,190,797	(18,964,748)

42.	Subsequent events

The Company signed a binding termsheet on 14 January 2020 to transfer its shareholding of 55% in Inteltek including all rights and liabilities to the other shareholder of Inteltek, Intralot Iberia Holding SAU. The respective transaction is expected to be completed within the first half of 2020, once the final share sale and purchase agreement (“SPA”) is signed and necessary legal approvals are obtained. The final value of the transaction will be determined based on IFRS net book value of Inteltek and no material impact is expected on our financial statements.

The Company has decided to prepay the loan, which was utilized under the credit agreement disclosed on 17 September 2015 and which is to mature on 16 September 2020. Accordingly, the last two principal payments of the loan, which are due in June 2020 and September 2020 as per the credit agreement and which in total amount to EUR 148.4 million and USD 166.7 million, will be performed on
23 March 2020.

109

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 21, 2020	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 21, 2020	By:	/s/Osman Yilmaz
	Name:	Osman Yilmaz
	Title:	Finance - Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 21, 2020	By:	/s/Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Reporting Director